Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION
        among:
SESEN BIO, INC.,
a Delaware corporation;
SEAHAWK MERGER SUB, INC.,
a Delaware corporation; and
CARISMA THERAPEUTICS INC.,
a Delaware corporation

Dated as of September 20, 2022

TABLE OF CONTENTS
i

Schedules:
Company Disclosure Schedule
Parent Disclosure Schedule
Schedule 5.7 – Additional Agreements
Schedule 5.12 – Post-Closing Directors and Officers of Parent and the Surviving Corporation
Schedule N
Exhibits:
Exhibit A    Definitions
Exhibit B-1    Form of Company Stockholder Support Agreement
Exhibit B-2    Form of Parent Stockholder Support Agreement
Exhibit C-1    Form of Company Lock-Up Agreement
Exhibit C-2    Form of Parent Lock-Up Agreement
Exhibit D    Form of Contingent Value Right Agreement
Exhibit E    Net Cash Illustrative Calculations
Exhibit F    Form of Certificate of Merger
Exhibit G    Form of Company Stockholder Written Consent
Exhibit H    Exchange Ratio Calculation

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of September 20, 2022, by and among SESEN BIO, INC., a Delaware corporation (“Parent”), SEAHAWK MERGER SUB, INC., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and CARISMA THERAPEUTICS INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.
RECITALS
A.    Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly-owned subsidiary of Parent.
B.    The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and by executing this Agreement, the Parties intend to adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.
C.    The Parent Board has (i) determined that the Contemplated Transactions, including the Merger, are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Parent Stockholder Matters.
D.    The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.
E.    Parent, as the sole stockholder of Merger Sub, has adopted this Agreement and thereby approved the Contemplated Transactions.
F.    The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to approve the Company Stockholder Matters.
G.    Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed in Section A of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) (the “Company Signatories”) are executing (a) support agreements in favor of Parent in substantially the form attached hereto as Exhibit B-1 (the “Company Stockholder Support Agreement”), pursuant to which the Company Signatories have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Common Stock in favor of the Company Stockholder Matters and against any proposals that compete with the Contemplated Transactions, and (b)

lock-up agreements in substantially the form attached hereto as Exhibit C-1 (the “Company Lock-Up Agreement”).
H.    Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers and directors of Parent listed in Section A of the Parent Disclosure Schedule (solely in their capacity as stockholders of Parent) (the “Parent Signatories”) are executing (a) support agreements in favor of the Company in substantially the form attached hereto as Exhibit B-2 (the “Parent Stockholder Support Agreement”), pursuant to which the Parent Signatories have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Parent in favor of the Parent Stockholder Matters and against any proposals that compete with the Contemplated Transactions, and (b) lock-up agreements in substantially the form attached hereto as Exhibit C-2 (the “Parent Lock-Up Agreement”).
I.    It is expected that promptly after the Registration Statement is declared effective under the Securities Act (and in any event no later than five Business Days), the holders of shares of Company Capital Stock sufficient to adopt and approve the Company Stockholder Matters as required under the DGCL and the Company’s certificate of incorporation and bylaws will execute and deliver the Company Stockholder Written Consent evidencing the Required Company Stockholder Vote.
J.    In connection with the execution and delivery of this Agreement, the Company has entered into one or more Subscription Agreements with certain investors, pursuant to which such investors have agreed to purchase immediately prior to the Effective Time certain shares of the Company in connection with the Pre-Closing Financing.
AGREEMENT
The Parties, intending to be legally bound, agree as follows:
Section 1.DESCRIPTION OF TRANSACTION
1.1The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. Following the Effective Time, the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).
1.2Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly-owned subsidiary of Parent.
1.3Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Section 6, Section 7 and Section 8, the consummation of the Merger (the “Closing”) shall take place remotely as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver (to the extent permitted by applicable Law) of the last to be satisfied or waived of the conditions set forth in Section 6, Section 7 and Section 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”. At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, in the form attached hereto as Exhibit F (the “Certificate of Merger”). The Merger shall become effective at the time of such filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in the Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).
1.4Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:
(a)the certificate of incorporation of the Surviving Corporation shall be amended and restated in the Merger to read as set forth on Exhibit A to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation;
(b)the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time (which shall reflect the Nasdaq Reverse Split, if approved), until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time Parent shall file an amendment to its certificate of incorporation, to change the name of Parent to “CARISMA Therapeutics Inc.”;
(c)the bylaws of the Surviving Corporation shall be amended and restated in their entirety to read identically to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation in such bylaws shall reflect the name identified on Exhibit A to the Certificate of Merger), until thereafter amended as provided by the DGCL and such bylaws;
(d)the directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 5.12; and
(e)the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Parent as set forth in Section 5.12 or such other persons as shall be mutually agreed upon by Parent and the Company.
1.5Conversion of Shares.
(a)At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent:
(i)any shares of Company Capital Stock held as treasury stock or held or owned by the Company, Merger Sub or any Subsidiary of the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and
(ii)subject to Section 1.5(c) and Section 1.8, each share of Company Capital Stock outstanding immediately prior to the Effective Time (including any shares of Company Capital Stock issued pursuant to the Pre-Closing Financing, and excluding shares to be canceled pursuant to Section 1.5(a)(i) and Dissenting Shares) shall be automatically converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(b)If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement in accordance with its terms.
(c)No fractional shares of Parent Common Stock shall be issued in connection with the Merger or the Conversion, and no certificates or scrip for any such fractional shares shall be issued. Notwithstanding any other provision of this Agreement, any holder of Company Capital Stock or the Company Convertible Note, as applicable, converted in connection with the Merger or the Conversion, as applicable, who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Company Stock Certificates delivered or Book-Entry Shares transferred by such holder and the aggregate number of shares of Company Capital Stock represented thereby, as applicable) shall receive, in lieu thereof, cash (without interest and subject to applicable Tax withholding) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the last reported sale price of Parent Common Stock at the 4:00 p.m., Eastern Time, end of regular trading hours on Nasdaq on the last trading day prior to the Effective Time.
(d)All Company Options outstanding immediately prior to the Effective Time under the Company Plan shall be treated in accordance with Section 5.5(a).
(e)The Company Convertible Note shall be treated in accordance with Section 5.5(c).
(f)All Parent Warrants outstanding immediately prior to the Effective Time shall be treated in accordance with Section 5.5(e) and Parent RSUs and Parent Options outstanding immediately prior to the Effective Time shall be treated in accordance with Section 5.5(f).
(g)Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub, if any, evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.
(h)If, between the date of this Agreement and the Effective Time, any outstanding shares of Company Capital Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to provide the holders of Company Capital Stock, Company Options, Parent Common Stock, Parent Options, Parent RSUs and Parent Warrants with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split), combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Common Stock, respectively, that is prohibited by the terms of this Agreement.

1.6Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time (including any shares of Company Capital Stock issued pursuant to the Pre-Closing Financing) shall be treated in accordance with Section 1.5(a), and all holders of (i) certificates representing shares of Company Capital Stock and (ii) book-entry shares representing shares of Company Capital Stock (“Book-Entry Shares”), in each case, that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.7.
1.7Surrender of Certificates.
(a)Prior to the Closing Date, Parent and the Company shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Parent shall deposit with the Exchange Agent: (i) evidence of book-entry shares representing the Parent Common Stock issuable pursuant to Section 1.5(a) in exchange for shares of Company Capital Stock and conversion of the Company Convertible Note; and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”
(b)Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (the “LoT”) (including a provision confirming that delivery of Company Stock Certificates or transfer of Book-Entry Shares to the Exchange Agent shall be effected, and risk of loss and title thereto shall pass, only upon proper delivery of such Company Stock Certificates or transfer of the Book-Entry Shares to the Exchange Agent); and (ii) instructions for effecting the surrender of Company Stock Certificates or transfer of Book-Entry Shares in exchange for shares of Parent Common Stock. Upon surrender of a Company Stock Certificate or transfer of Book-Entry Share to the Exchange Agent for exchange, together with a duly executed LoT and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) the holder of such Company Stock Certificate or Book-Entry Share shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to the provisions of Section 1.5(c)); and (B) the Company Stock Certificate or Book-Entry Share so surrendered or transferred, as the case may be, shall be canceled. Until surrendered or transferred as contemplated by this Section 1.7(b), each Company Stock Certificate or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry shares of Parent Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock). If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate.

(c)No dividends or other distributions declared or made with respect to Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate or Book-Entry Shares with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or transfers such Book-Entry Share or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.7 (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).
(d)Any portion of the Exchange Fund that remains unclaimed by holders of shares of Company Common Stock as of the first anniversary of the Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates or Book-Entry Shares who have not theretofore surrendered their Company Stock Certificates or transferred their Book-Entry Shares in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.
(e)No Party shall be liable to any holder of shares of any Company Capital Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.
1.8Appraisal Rights.
(i)Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 1.5 and 1.7.
(j)The Company shall give Parent prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands.
1.9Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.
1.10Withholding. The Parties and the Exchange Agent and their respective agents shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as such Party or the Exchange Agent is required to deduct and withhold under the Code or any other Tax Law with respect to the making of such payment and shall be entitled to request any reasonably appropriate Tax forms, including an IRS Form W-9 or the appropriate IRS Form W-8, as applicable, from any recipient of payments hereunder. The payor shall provide commercially reasonable notice to the payee upon becoming aware of any such withholding obligation (other than any withholding on amounts treated as compensation), and the Parties shall cooperate with each other and with such payee to the extent reasonable to obtain reduction of or relief from such withholding. To the extent that amounts are so deducted and withheld and paid to the appropriate taxing authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.
1.11Calculation of Net Cash.
(a)Not more than ten nor less than five calendar days prior to the anticipated date for Closing (as mutually agreed in good faith by Parent and the Company) (the “Anticipated Closing Date”), Parent will deliver to the Company a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith estimated calculation of Net Cash (the “Net Cash Calculation” and the date of delivery of such schedule, the “Delivery Date”) as of 8:00 p.m. Eastern Time on the last Business Day prior to the Anticipated Closing Date (the “Cash Determination Time”), prepared and certified by Parent’s chief executive officer and chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer of Parent). Subject to the terms of the Confidentiality Agreement, Parent shall make available to the Company, its accountants and/or counsel, the work papers and back-up materials used or useful in preparing the Net Cash Schedule, as reasonably requested by the Company.
(b)Within three Business Days following the Delivery Date (the last day of such period, the “Response Date”), the Company will have the right to dispute all or any part or parts of the Net Cash Calculation by delivering a written notice to that effect (a “Dispute Notice”) to Parent. Any Dispute Notice shall identify in reasonable detail to the extent then known the nature and amounts of any proposed revisions to the Net Cash Calculation.
(c)If (i) the Company notifies Parent in writing on or prior to the Response Date that it has no objections to the Net Cash Calculation or (ii) the Company has failed to deliver a Dispute Notice as provided in Section 1.11(b) prior to 8:00 p.m. Eastern Time on the Response Date, then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time (the “Final Net Cash”) for purposes of this Agreement.
(d)If the Company delivers a Dispute Notice prior to 8:00 p.m. Eastern Time on the Response Date, then Representatives of Parent and the Company shall promptly, and in no event later than one calendar day after the Response Date, meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the Net Cash, which agreed-upon Net Cash shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Net Cash for purposes of this Agreement.

(e)If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of Final Net Cash pursuant to Section 1.11(d) within two calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon in writing), then any remaining disagreements as to the calculation of Net Cash shall be referred to Deloitte & Touche LLP or another independent auditor of recognized national standing mutually agreed upon by Parent and the Company (the “Accounting Firm”). Parent shall promptly deliver to the Accounting Firm all work papers and back-up materials used in preparing the Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five calendar days of accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash made by the Accounting Firm shall be made in writing delivered to each of the Company and Parent, shall be final and binding on the Company and Parent and shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Net Cash for purposes of this Agreement, absent fraud or manifest error. The Parties shall delay the Closing until the resolution of the matters described in this Section 1.11(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash and such portion of the costs and expenses of the Accounting Firm borne by Parent and any other fees, costs or expenses incurred by Parent following the Delivery Date in connection with the procedures set forth in this Section 1.11(e) shall be deducted from the final determination of the amount of Net Cash. If this Section 1.11(e) applies as to the determination of the Final Net Cash described in Section 1.11(e), upon resolution of the matter in accordance with this Section 1.11(e), the Parties shall not be required to determine the Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Party may require a re-determination of Final Net Cash if the Closing Date is more than ten calendar days after the Anticipated Closing Date.
Section 2.REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to Section 10.11(m), except as set forth in the written disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:
2.1Due Organization; Subsidiaries.
(a)The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all material Contracts by which it is bound.
(b)The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified would not have a Company Material Adverse Effect.
(c)The Company has no Subsidiaries, except for the Entities identified in

Section 2.1(c) of the Company Disclosure Schedule; and neither the Company nor any of the Company’s Subsidiaries owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls, directly or indirectly, any other Entity other than the Entities identified in Section 2.1(c) of the Company Disclosure Schedule. Each of the Company’s Subsidiaries is a corporation or other legal Entity duly incorporated or otherwise organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, as applicable, and has all necessary corporate or similar power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not have a Company Material Adverse Effect.
(d)Neither the Company nor any of its Subsidiaries is or has otherwise been a party to, or a member of, any partnership, joint venture or similar business Entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for, any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
2.2Organizational Documents. The Company has made available to Parent accurate and complete copies of the Organizational Documents of the Company and each of its Subsidiaries’ in effect as of the date of this Agreement. Neither the Company nor any of its Subsidiaries is in material breach or violation of its respective Organizational Documents.
2.3Authority; Binding Nature of Agreement.
(a)The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to receipt of the Required Company Stockholder Vote, to consummate the Contemplated Transactions. The Company Board (at a meeting or meetings duly called and held and at which all members were present) has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of, the Company and its stockholders, (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to approve the Company Stockholder Matters.
(b)This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.
2.4Vote Required. The affirmative vote (or written consent) of (i) the holders of a majority of the Company Capital Stock, voting together as a single class, (ii) the holders of at least two-thirds of the Company Series A Preferred Stock, Company Special Voting Preferred Stock, Company Series B Preferred Stock and Company Series B Special Voting Preferred Stock, voting together as a single class, (iii) the holders of a majority of the Company Series A Preferred Stock and Company Special Voting Preferred Stock, voting together as a single class, and (iv) the holders of at least two-thirds of the Company Series B Preferred Stock and Company Series B Special Voting Preferred Stock, voting together as a single class, in the form attached hereto as Exhibit G (collectively, the “Company Stockholder Written Consent” and such vote thereon, the “Required Company Stockholder Vote”), is the only vote (or written consent) of the holders of any class or series of Company Capital Stock necessary to adopt and approve the Company Stockholder Matters.

2.5Non-Contravention; Consents. Subject to obtaining the Required Company Stockholder Vote, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware required by the DGCL and clearance of the Merger under any applicable Antitrust Laws, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation by the Company of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(a)contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;
(b)contravene, conflict with or result in a material violation of, or, to the Knowledge of the Company, give any Governmental Body or other Person the right to successfully challenge the Contemplated Transactions or to successfully exercise any material remedy or obtain any material relief under, any Law or any order, writ, injunction, judgment or decree to which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries, is subject, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;
(c)contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;
(d)contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except in each case under this clause (d), as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole; or
(e)result in the imposition or creation of any material Encumbrance upon or with respect to any material asset owned or used by the Company or its Subsidiaries (except for Permitted Encumbrances).
Except for (i) any Consent set forth in Section 2.5 of the Company Disclosure Schedule, (ii) the Required Company Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the clearance of the Merger under any applicable Antitrust Laws, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws or, if not given or obtained, as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or would not reasonably be expected to prevent or materially delay beyond the End Date the ability of the Company to consummate the Contemplated Transactions, neither the Company nor any of its Subsidiaries is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (A) the execution, delivery or performance by the Company of this Agreement, or (B) the consummation by the Company of the Contemplated Transactions. None of the Company nor any of its “affiliates” or “associates” directly or indirectly “owns,” beneficially or otherwise, and at all times during the three-year period prior to the date of this Agreement, none of its “affiliates” or “associates” directly or indirectly has “owned,” beneficially or otherwise, any of the outstanding Parent Common Stock, as those terms are defined in Section 203 of the DGCL.

2.6Capitalization.
(a)The authorized Company Capital Stock as of the date of this Agreement consists of (i) 14,910,158 shares of Company Common Stock, par value $0.0001 per share, of which 1,085,436 shares have been issued and are outstanding as of the date of this Agreement, and (ii) 10,946,061 shares of Company Preferred Stock, par value $0.0001 per share, of which (a) 6,138,518 shares have been designated as Company Series A Preferred Stock, of which 5,201,017 shares are issued and outstanding as of the date of this Agreement, (b) 1 share has been designated as Company Special Voting Preferred Stock, of which 1 share is issued and outstanding as of the date of this Agreement, (c) 4,807,541 shares have been designated as Company Series B Preferred Stock, of which 3,499,866 shares are issued and outstanding as of the date of this Agreement and (d) 1 share has been designated as Company Series B Special Voting Preferred Stock, of which 1 share is issued and outstanding as of the date of this Agreement. As of the date of this Agreement, the Company does not hold any shares of its capital stock in treasury. Section 2.6(a) of the Company Disclosure Schedule lists, as of the date of this Agreement (x) each record holder of issued and outstanding Company Capital Stock and the number and type of shares of Company Capital Stock held by such holder and (y)(A) the holder of the issued and outstanding convertible promissory note into Company Capital Stock (the “Company Convertible Note”), (B) the date the Company Convertible Note was issued, (C) the type of securities subject to the Company Convertible Note, (D) the underlying principal amount and accrued interest of the Company Convertible Note, and (E) the maturity date of the Company Convertible Note.
(b)All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Company Capital Stock are entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Capital Stock are subject to any right of first refusal in favor of the Company, in each case under any Company Contract. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock or other securities. None of the outstanding shares of Company Capital Stock held by current or former Company employees or other service providers are subject to any repurchase or forfeiture rights held by the Company.
(c)Except for the Company Plan (and awards granted thereunder), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 2,664,018 shares of Company Common Stock for issuance under the Company Plan, of which 45,436 shares have been issued and are currently outstanding, 1,900,829 shares have been reserved for issuance upon the exercise of Company Options previously granted and are currently outstanding under the Company Plan, and 717,753 shares of Company Common Stock remain available for future issuance pursuant to the Company Plan. Only shares of Company Common Stock are subject to Company Options. Section 2.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant; (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such Company Option expires; and (viii) whether such Company Option is intended to constitute an

“incentive stock option” (as defined in the Code) or a non-qualified stock option. The Company has made available to Parent accurate and complete copies of the Company Plan and all forms of stock option and other award agreements evidencing outstanding options granted thereunder.
(d)Except for the Company Convertible Note and the Company Options set forth in Section 2.6(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or any of its Subsidiaries; or (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.
(e)All outstanding shares of Company Capital Stock, Company Options, the Company Convertible Note, and other securities of the Company have been issued and granted in material compliance with (i) the Organizational Documents of the Company in effect as of the relevant time and all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.
2.7Financial Statements.
(a)The Company has made available to Parent true and complete copies of (i) the Company’s audited consolidated balance sheets at December 31, 2021 and 2020, together with related audited consolidated statements of income, stockholders’ equity and cash flows, and notes thereto, for the fiscal years then ended and (ii) the Company Unaudited Interim Balance Sheet, together with the unaudited consolidated statements of income, stockholders’ equity and cash flows of the Company for the six-month period ended on the date of the Company Unaudited Interim Balance Sheet (collectively, the “Company Financial Statements”). The Company Financial Statements were prepared in accordance with GAAP (except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material) and fairly present, in all material respects, the financial position and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein.
(b)Each of the Company and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries in accordance with GAAP and to maintain accountability of the Company’s and its Subsidiaries’ assets; (iii) access to the Company’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for the Company’s and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
(c)Section 2.7(c) of the Company Disclosure Schedule lists, and the Company has made available to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as discussed in Item 303 of Regulation S-K under the Exchange Act) effected by the Company or any of its Subsidiaries since January 1, 2019.
(d)As of the date of this Agreement, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. As of the date of this Agreement, the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company, any of its Subsidiaries, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.
(e)The Company Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Financial Statements.
2.8Absence of Changes. (a) Between the date of the Company Unaudited Interim Balance Sheet and the date of this Agreement, (i) the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and (ii) the Company has not taken any action that would have required the consent of Parent pursuant to Section 4.2(b) had such action taken place after the execution and delivery of this Agreement; and (b) since the date of the Company Unaudited Interim Balance Sheet, there has not been any Company Material Adverse Effect.
2.9Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation or expense of any kind, whether accrued, absolute, contingent, matured or unmatured (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet; (b) Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance of obligations of the Company or any of its Subsidiaries under Company Contracts (other than those arising as a result of a breach or default thereunder or as a result of failure to comply with applicable Law); (d) Liabilities for payment of fees and expenses incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole; and (f) Liabilities described in Section 2.9 of the Company Disclosure Schedule.
2.10Title to Assets. Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, in each case that are material to the Company and its Subsidiaries, taken as a whole, including: (a) all such tangible assets reflected on the Company Unaudited Interim Balance Sheet; and (b) all other such tangible assets reflected in the books and records of the Company or any of its Subsidiaries as being owned by the Company or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by the Company or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.
2.11Real Property; Leasehold. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of, or occupied or leased by the Company or any of its Subsidiaries, and (b) copies of all leases under which any such real property is possessed, occupied or leased (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default by the Company or any Subsidiary thereunder.
2.12Intellectual Property.
(a)Section 2.12(a)(1) of the Company Disclosure Schedule identifies, as of the date of this Agreement, each item of material Company IP that is owned or purported to be owned by or assigned to the Company or its Subsidiaries and that is the subject of a registration or application in any jurisdiction (“Company Registered IP”), including, with respect to each such patent and patent application: (i) the name of the applicant/registrant; (ii) the jurisdiction of application/registration; (iii) the application or registration number; and (iv) any other co-owners. Section 2.12(a)(2) of the Company Disclosure Schedule identifies, as of the date of this Agreement, each license agreement under which the Company or its Subsidiaries exclusively license material Company IP from a third party. To the Knowledge of the Company, each of the patents and patent applications included in Section 2.12(a)(1) of the Company Disclosure Schedule properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Laws of the United States. To the Knowledge of the Company, as of the date of this Agreement, no cancellation, interference, opposition, reissue, reexamination or other proceeding of any nature (other than office actions or similar communications issued by any Governmental Body in the ordinary course of prosecution of any pending applications for registration) is pending or threatened in writing, in which the scope, validity, enforceability or ownership of any Company IP, other than such items with pending applications, is being or has been contested or challenged. To the Knowledge of the Company, each item of issued Company Registered IP is valid, enforceable and subsisting.
(b)Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries collectively exclusively own, are the sole assignees of, or have exclusively licensed all material Company IP, free and clear of all Encumbrances other than Permitted Encumbrances (other than as disclosed in Section 2.12(b) of the Company Disclosure Schedule). The Company IP and the Intellectual Property Rights licensed to the Company pursuant to a valid, enforceable written agreement constitute all Intellectual Property Rights used in, material to and otherwise necessary for the operation of the Company’s business as currently conducted. Each Company Associate involved in the creation or development of any material Company IP, pursuant to such Company Associate’s activities on behalf of the Company or its Subsidiaries, has signed a valid and enforceable written agreement containing an assignment of such Company Associate’s rights in such Company IP to the Company or its applicable Subsidiary. Each Company Associate who has or has had access to the Company’s trade secrets or confidential information has signed a valid and enforceable written agreement containing confidentiality provisions protecting the Company IP, trade secrets and confidential information. The Company and its Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of its trade secrets and confidential information.
(c)To the Knowledge of the Company, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been used to create material Company IP that is owned or purported to be owned by or assigned to the

Company or its Subsidiaries, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights or a license to such Company IP (excluding confirmatory licenses to inventions made with government funding and for which the Company, its Subsidiaries or either of their licensors has duly retained title under the Bayh-Dole Act) or the right to receive royalties for the practice of such Company IP.
(d)Section 2.12(d) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, each license agreement pursuant to which the Company (i) is granted a license under any material Intellectual Property Right owned by any third party that is used by the Company or its Subsidiaries in its business as currently conducted (each a “Company In-bound License”) or (ii) grants to any third party a license under any material Company IP or material Intellectual Property Right licensed to the Company or its Subsidiaries under a Company In-bound License (each a “Company Out-bound License”) (provided, that, Company In-bound Licenses shall not include, when entered into in the Ordinary Course of Business, material transfer agreements, clinical trial agreements, agreements with Company Associates, services agreements, commercially available Software-as-a-Service offerings or off-the-shelf software licenses; and Company Out-bound Licenses shall not include, when entered into in the Ordinary Course of Business, material transfer agreements, clinical trial agreements, services agreements, or non-exclusive outbound licenses). All Company In-bound Licenses and Company Out-bound Licenses are in full force and effect and are valid, enforceable and binding obligations of the Company or the applicable Subsidiary and, to the Knowledge of Company, each other party to such Company In-bound Licenses or Company Out-bound Licenses. Neither the Company or any of its Subsidiaries, nor to the Knowledge of the Company, any other party to such Company In-bound Licenses or Company Out-bound Licenses, is in material breach under any Company In-bound Licenses or Company Out-bound Licenses.
(e)To the Knowledge of the Company: (i) the operation of the businesses of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any other Person; and (ii) no other Person is infringing, misappropriating or otherwise violating any Company IP. As of the date of this Agreement, no Legal Proceeding is pending (or, to the Knowledge of the Company, is threatened in writing) (A) against the Company or its Subsidiaries alleging that the operation of the businesses of the Company or its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) by the Company or its Subsidiaries alleging that another Person has infringed, misappropriated or otherwise violated any of the Company IP or any Intellectual Property Rights exclusively licensed to the Company or its Subsidiaries. Between January 1, 2019 and the date of this Agreement, neither the Company nor its Subsidiaries has received any written notice or other written communication alleging that the operation of the business of the Company or its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.
(f)None of the Company IP that is owned or purported to be owned by or assigned to the Company or its Subsidiaries and, to the Knowledge of the Company, no material Intellectual Property Rights exclusively licensed to the Company or its Subsidiaries is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by the Company or its Subsidiaries of any such Company IP that is owned or purported to be owned by or assigned to the Company or its Subsidiaries or material Intellectual Property Rights exclusively licensed to the Company or its Subsidiaries.
(g)To the Knowledge of the Company, the Company, its Subsidiaries and the operation of the Company’s and its Subsidiaries’ business are in substantial compliance with all Laws pertaining to data privacy and data security of any personally identifiable information or sensitive business information (collectively, “Sensitive Data”). Between January 1, 2019 and the date of this Agreement, there have been (i) no losses or thefts of data or security breaches relating to Sensitive Data used in the business of the Company or its Subsidiaries, (ii) no material violations of any security policy of the Company regarding any such Sensitive Data used in the business of the Company or its Subsidiaries and (iii) no unauthorized access, unauthorized use or unintended or improper disclosure of any Sensitive Data used in the business of the Company or its Subsidiaries, except in each case as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company has taken commercially reasonable steps and implemented reasonable disaster recovery and security plans and procedures to protect the information technology systems used in, material to and necessary for operation of the Company’s business as currently conducted from unauthorized use or access. To the Knowledge of the Company, as of the date of this Agreement, there have been no material malfunctions or unauthorized intrusions or breaches of the information technology systems used in, material to and necessary for the operation of the Company’s business as currently conducted.
2.13Agreements, Contracts and Commitments.
(a)Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement and under which the Company or any of its Subsidiaries has any remaining material rights or obligations (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):
(i)each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(ii)each Company Contract containing (A) any covenant limiting the freedom of the Company, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision, in each case, except for restrictions that would not materially affect the ability of the Company and its Subsidiaries to conduct its business;
(iii)each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;
(iv)each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $250,000, other than Company Contracts in which the applicable acquisition or disposition has been consummated and there are no material ongoing liabilities or obligations;
(v)each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Encumbrances with respect to any assets of the Company or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Company;
(vi)each Company Contract requiring payment by or to the Company or its Subsidiaries after the date of this Agreement in excess of $250,000 pursuant to its express terms and constituting: (A) an exclusive distribution agreement; (B) an agreement involving provision of material services or products with respect to any pre-clinical or clinical development activities of the Company or its Subsidiaries; (C) a dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or similar agreement currently in force under which the

Company or its Subsidiaries has continuing obligations to develop or market any product, technology or service, or an agreement pursuant to which the Company or its Subsidiaries has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by the Company or its Subsidiaries; or (D) a Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party relating to the manufacture or production of any product, service or technology of the Company or its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of the Company or its Subsidiaries, in each case under clauses (A) through (D), except for Company Contracts that are entered into in the Ordinary Course of Business;
(vii)each Company Contract with any financial advisor, broker, finder, investment banker or other similar Person, providing advisory services to the Company in connection with the Contemplated Transactions;
(viii)each Company Real Estate Lease;
(ix)each Company Contract that would be a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act if the Company were subject to such regulation;
(x)each Company Out-bound License and Company In-bound License, and each Company Contract containing a covenant not to sue or otherwise enforce any Intellectual Property Rights;
(xi)each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company or any of its Subsidiaries;
(xii)each (A) Company Contract, offer letter, employment agreement or other agreement with any employee that requires payment of base salary and target annual cash bonus in excess of $150,000 in any calendar year that (1) provides for employment by the Company or any of its Subsidiaries and is not immediately terminable at will by the Company without advance notice, severance, or other similar cost or liability (other than for accrued compensation, vacation or other amounts due upon any termination) or (2) provides for retention payments, change of control payments, severance, accelerated vesting or any payment or benefit that may or will become due as a result of the Merger (whether alone or in connection with any other event) and (B) each Company Contract, independent contractor agreement, or other agreement with any individual consultant or service provider requiring payment of fees in excess of $150,000 in any calendar year that (1) is not immediately terminable at will by the Company without more than 30 days’ prior notice, severance, or other cost or liability or (2) provides for retention payments, change of control payments, severance, accelerated vesting or any payment or benefit that may or will become due as a result of the Merger (whether alone or in connection with any other event);
(xiii)each Company Contract under which a third party would be entitled to receive a license or have any other rights in, any material Company IP;
(xiv)each Company Contract entered into in settlement of any Legal Proceeding or other dispute; and

(xv)any other Company Contract that is not terminable at will (with no penalty or payment) by the Company or its Subsidiaries, as applicable, and (A) which involves payment or receipt by the Company or its Subsidiaries after the date of this Agreement under any such agreement, Contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate, or (B) that is material to the business or operations of the Company and its Subsidiaries, taken as a whole.
(b)The Company has made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto, in each case in effect on the date of this Agreement. There are no Company Material Contracts that are not in written form. Neither the Company nor any of its Subsidiaries has, nor to the Company’s Knowledge, as of the date of this Agreement, has any other party to a Company Material Contract, breached, violated or defaulted under, or as of the date of this Agreement received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would have a Company Material Adverse Effect. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. As of the date of this Agreement, no Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract, and, as of the date of the Agreement, no Person has indicated in writing to the Company that it desires to renegotiate, modify, not renew or cancel any Company Material Contract.
2.14Compliance; Permits; Restrictions.
(a)The Company and each of its Subsidiaries is, and since January 1, 2019 has been, in compliance in all material respects with all applicable Laws, including the Federal Food, Drug and Cosmetic Act and regulations issued thereunder by the United States Food and Drug Administration (“FDA”) (collectively, the “FDCA”), the Public Health Service Act and its implementing regulations (“PHSA”) and any other similar Law administered or promulgated by the FDA or other comparable Governmental Body responsible for regulation of the research, development, pre-clinical and clinical testing, manufacturing, storage, supply, approval, sale, marketing, distribution and importation or exportation of drug and biological products (each, a “Drug Regulatory Agency”), except for any noncompliance, either individually or in the aggregate, which would not be material to the Company and its Subsidiaries, taken as a whole.
(b)As of the date of this Agreement, no investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. There is no judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of material property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(c)The Company and its Subsidiaries hold all required Governmental Authorizations to develop, test manufacture, store, label, package, distribute, import and export the respective current products or product candidates that are material to the operation of the business of the Company and its Subsidiaries as currently conducted (the “Company Permits”). Section 2.14(c) of the Company Disclosure Schedule identifies each Company Permit. Each such Company Permit is valid and in full force and effect, and each of the Company and its Subsidiaries is in material compliance with the terms of the Company Permits. As of the date of this Agreement, no Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.
(d)As of the date of this Agreement, there has not been and is not now any Form FDA-483 observation, civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, untitled letter, or proceeding pending or in effect against the Company or its Subsidiaries or any of their respective officers and employees, and the Company has no liability for failure to comply with the FDCA, PHSA, or other similar Laws. There is no act, omission, event, or circumstance of which the Company has Knowledge that would reasonably be expected to give rise to or form the basis for any civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, untitled letter, proceeding or request for information or any liability (whether actual or contingent) for failure to comply with the FDCA, PHSA or other similar Laws.
(e)All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or its Subsidiaries, or of their respective current products or product candidates, were and, if still pending, are being conducted in all material respects with applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including the Good Clinical Practice (“GCP”) regulations under 21 C.F.R. Parts 50, 54, 56 and 312 and Good Laboratory Practice (“GLP”) regulations under 21 C.F.R. Part 58. No preclinical study or clinical trial conducted by or on behalf of the Company or any of its Subsidiaries has been terminated or suspended prior to completion for safety or non-compliance reasons. Between January 1, 2019 and the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notices, correspondence, or other written communications from any Drug Regulatory Agency requiring, or to the Knowledge of the Company, threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Company or any of its Subsidiaries or of their respective current products or product candidates.
(f)As of the date of this Agreement, neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products or product candidates pursuant to the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991). To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy.
(g)Neither the Company nor its Subsidiaries, nor any of their respective officers, directors, employees or, to the Knowledge of the Company, agents has been, is, or is in anticipation of being (based on a conviction by the courts or a finding of fault by a regulatory authority): (a) debarred pursuant to the Generic Drug Enforcement Act of 1992 (21 U.S.C. § 335a), as amended from time to time; (b) disqualified from participating in clinical trials pursuant to 21 C.F.R. §312.70, as amended from time to time; (c) disqualified as a testing facility under 21 C.F.R. Part 58, Subpart K, as amended from time to time; (d) excluded, debarred or suspended from or otherwise ineligible to participate in a “Federal Health Care Program” as that term is defined in 42 U.S.C. 1320a-7b(f), including under 42 U.S.C. § 1320a-7 or relevant regulations in 42 C.F.R. Part 1001; (e) assessed or threatened with assessment of civil money penalties pursuant to 42 C.F.R. Part 1003; or (f) included on the HHS/OIG List of Excluded Individuals/Entities, the General Services Administration’s System for Award Management, or the FDA Debarment List or the FDA Disqualified/Restricted List. Neither the Company nor its Subsidiaries, nor any of their respective officers, directors, employees or, to the Knowledge of the Company, agents has engaged in any activities that are prohibited, or are cause for civil penalties, or grounds for mandatory or permissive exclusion, debarment, or suspension pursuant to any of these authorities. Neither the Company nor its Subsidiaries are using, or have ever used, in any capacity any Person that has ever been, or to the Knowledge of Company, is the subject of a proceeding that could lead to the Persons becoming debarred, excluded, disqualified, restricted or suspended pursuant to any of these authorities.
(h)The Company and its Subsidiaries have materially complied with all applicable Laws relating to patient, medical or individual health information, including the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations promulgated thereunder, all as amended from time to time (collectively “HIPAA”), including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time. The Company and its Subsidiaries have entered into, where required, and are in compliance in all material respects with the terms of all Business Associate (as defined in HIPAA) agreements (“Business Associate Agreements”) to which the Company or any Subsidiary is a party or otherwise bound. The Company and its Subsidiaries where required, have (i) created and maintained written policies and procedures to protect the privacy of Protected Health Information in its possession or control, (ii) provided training to all employees and agents, and (iii) implemented security procedures, including physical, technical and administrative safeguards, to protect all Protected Health Information stored or transmitted in electronic form. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Body alleging a failure to comply with HIPAA or any other federal or state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information. To the Knowledge of the Company, as of the date of this Agreement, there has been no Breach of Unsecured Protected Health Information, unpermitted disclosure of Personal Health Information, or breach of personally identifiable information with respect to information maintained or transmitted to the Company or any of its Subsidiaries that would require notice to a Governmental Body. All capitalized terms in this Section 2.14(h) not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.
2.15Legal Proceedings; Orders.
(a)As of the date of this Agreement, there is no material pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) the Company, (B) any of its Subsidiaries, (C) any Company Associate (in his or her capacity as such) or (D) any of the material assets owned or used by the Company or any of its Subsidiaries; or (ii) that challenges, or that would have the effect of preventing, delaying beyond the End Date, or making illegal, the Contemplated Transactions.

(b)There is no order, writ, injunction, judgment or decree to which the Company or any of its Subsidiaries is a party or any of the material assets owned or used by the Company or any of its Subsidiaries is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries or to any material assets owned or used by the Company or any of its Subsidiaries.
2.16Tax Matters.
(a)The Company and each of its Subsidiaries has timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in material compliance with all applicable Law. No written claim has ever been made by any Governmental Body in any jurisdiction where the Company or any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax that the Company or such Subsidiary is subject to taxation by that jurisdiction.
(b)All income and other material Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been fully paid. The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of the Company Unaudited Interim Balance Sheet, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Company Unaudited Interim Balance Sheet. Since the date of the Company Unaudited Interim Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business.
(c)All Taxes that the Company or any of its Subsidiaries are or were required by Law to withhold or collect from payments to employees, independent contractors, stockholders, lenders, customers or other third parties have been duly and timely withheld or collected in all material respects and, have been timely paid to the proper Governmental Body or properly set aside in accounts for this purpose.
(d)There are no Encumbrances for material Taxes (other than Permitted Encumbrances) upon any of the assets of the Company or any of its Subsidiaries.
(e)No deficiencies for income or other material Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing other than any deficiency that has been resolved. There are no pending or ongoing, and to the Knowledge of the Company, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency, which waiver is still in effect.
(f)Neither the Company nor any of its Subsidiaries has, since January 1, 2019, distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).
(g)Neither the Company nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.
(h)Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
(i)Neither the Company nor any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.
(j)Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes filed on or prior to the Closing Date; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) as a result of a transaction on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; or (vi) prepaid amount received outside of the Ordinary Course of Business on or prior to the Closing Date. The Company has not made any election under Section 965(h) of the Code.
(k)Neither the Company nor any of its Subsidiaries has ever been (i) a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company) or (ii) a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. Neither the Company nor any of its Subsidiaries has any Liability for any Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.
(l)Neither the Company nor any of its Subsidiaries (i) is a “controlled foreign corporation” as defined in Section 957 of the Code; (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code; (iii) has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise had an office or fixed place of business in a country other than the country in which it is organized; or (iv) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) or is treated as a U.S. corporation under Section 7874(b) of the Code.
2.17Employee and Labor Matters; Benefit Plans.
(a)Section 2.17(a) of the Company Disclosure Schedule is a list as of the date of this Agreement of all Company Benefit Plans, including each Company Benefit Plan that provides for retirement, change in control, stay or retention, deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Company Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not ERISA governs such plan) and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based (other than individual Company Options made pursuant to the Company’s standard forms, in which case only representative standard forms of such stock option agreements shall be scheduled), phantom equity, employment (other than individual employment agreements made pursuant to the

Company’s standard forms, in which case only representative standard forms of such employment agreements shall be scheduled), offer letter (other than individual offer letters made pursuant to the Company’s standard forms, in which case only representative standard forms of such offers shall be scheduled), consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, Contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated but only if the Company has continuing liabilities with respect thereto), in any case, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries or Company ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any Liability (including as the result of its being treated as a single employer under Code Section 414 with any other person).
(b)As applicable with respect to each Company Benefit Plan, the Company has made available to Parent, true and complete copies of (i) each Company Benefit Plan, including all amendments thereto, and in the case of an unwritten Company Benefit Plan, a written description thereof, (ii) all current trust documents, investment management Contracts, custodial agreements, administrative services agreements and insurance and annuity Contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (vii) all material records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations, and (viii) any written reports constituting a valuation of the Company Common Stock for purposes of Section 409A of the Code, whether prepared internally by the Company or by an outside, third-party valuation firm.
(c)Each Company Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws.
(d)The Company Benefit Plans that are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination, opinion, or advisory letters from the IRS to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualification of such Company Benefit Plan or the tax exempt status of the related trust.
(e)Since January 1, 2016, neither the Company nor any of its Subsidiaries maintained, contributed to, been required to contribute to, or had any liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). No Company Benefit Plan is sponsored by a professional employer organization.
(f)As of the date of this Agreement, there are no (i) pending audits or investigations by any Governmental Body involving any Company Benefit Plan, and (ii) pending or, to the Knowledge of the Company, threatened claims (except for individual claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings involving any Company Benefit Plan, any fiduciary thereof or service provider thereto. All contributions and premium payments required to have been made under any of the Company Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made in all material respects and neither the Company nor any Company ERISA Affiliate has any material liability for any unpaid contributions with respect to any Company Benefit Plan.
(g)Neither the Company, any of its Subsidiaries nor any Company ERISA Affiliates, nor to the Knowledge of the Company, any fiduciary, trustee or administrator of any Company Benefit Plan, has engaged in, or in connection with the Contemplated Transactions will engage in, any transaction with respect to any Company Benefit Plan which would subject any such Company Benefit Plan, the Company or any of its Subsidiaries or Parent to a material Tax, material penalty or material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.
(h)No Company Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and fully paid by the participant (except in connection with severance), and neither the Company nor any of its Subsidiaries or Company ERISA Affiliates has made a written or oral representation promising the same.
(i)Neither the execution of this Agreement nor the consummation of the Contemplated Transactions will either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of the Company or any of its Subsidiaries, (ii) increase any amount of compensation or benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Company Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Company Benefit Plan or (v) limit the right to merge, amend or terminate any Company Benefit Plan that is subject to ERISA.
(j)Neither the execution of this Agreement nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any Person who is a “disqualified individual” (within the meaning of Code Section 280G) with respect to the Company and its Subsidiaries of any payment or benefit under any Company Benefit Plan that is or could reasonably be expected to be characterized as a “parachute payment” (within the meaning of Code Section 280G).
(k)The exercise price of each Company Option granted to a U.S. taxpayer is not and never has been less than the fair market value of one share of Company Common Stock, as determined by the Company Board, as of the grant date of such Company Option.
(l)Each Company Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in material compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder in all material respects.
(m)No current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries has any “gross up” agreements with the Company or any of its

Subsidiaries or other assurance of reimbursement by the Company or any of its Subsidiaries for any Taxes imposed under Code Section 409A or Code Section 4999.
(n)No Company Benefit Plan is maintained outside of the United States.
(o)Neither the Company nor any of its Subsidiaries has ever been a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company or its Subsidiaries, including through the filing of a petition for representation election. There is not and has not been in the past three years, nor is there or has there been in the past three years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity, against the Company or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity.
(p)The Company and each of its Subsidiaries is, and since January 1, 2019 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, payment of wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to the Company or any of its Subsidiaries, with respect to employees of the Company and its Subsidiaries, each of the Company and its Subsidiaries, since January 1, 2019: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees; (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing; and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). As of the date of this Agreement, there are no Legal Proceedings, claims, or charges pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company or its Subsidiaries relating to any employee, applicant for employment, consultant or employment agreement or otherwise relating to labor, employment, employment practices, or terms and conditions of employment.
(q)Except as would not be reasonably likely to result in a material liability to the Company or any of its Subsidiaries, the Company and each of its Subsidiaries has accurately classified each individual service provider as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, the Company and each of its Subsidiaries has accurately classified him or her as exempt or non-exempt under all applicable Laws. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee; (b) any employee leased from another employer; or (c) any employee currently or formerly classified as exempt under all applicable Laws.
(r)Within the preceding five years, the Company has not implemented any “plant closing” or “mass layoff” of employees that would reasonably be expected to require notification under the WARN Act or any similar state, local or foreign Law, and no such “plant closing” or “mass layoff” will be implemented before the Closing Date without advance notification to and approval of Parent.
2.18Environmental Matters. Since January 1, 2019, the Company and each of its Subsidiaries have complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that would not have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received between January 1, 2019 and the date of this Agreement any written notice, whether from a Governmental Body or other Person, that alleges that the Company or any of its Subsidiaries is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to prevent or interfere with the Company’s or any of its Subsidiaries’ compliance in any material respects with any Environmental Law, except where such failure to comply would not have a Company Material Adverse Effect. To the Knowledge of the Company, (i) no current or prior owner of any property leased or controlled by the Company or any of its Subsidiaries has received, between January 1, 2019 and the date of this Agreement, any written notice relating to property owned or leased at any time by the Company or any of its Subsidiaries, whether from a Governmental Body or other Person, that alleges that such current or prior owner or the Company or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither the Company nor any of its Subsidiaries has any material liability under any Environmental Law.
2.19Insurance. The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries. Each of such insurance policies is in full force and effect and the Company and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, between January 1, 2019 and the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and each of its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company or any of its Subsidiaries for which the Company or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any of its Subsidiaries of its intent to do so.
2.20No Financial Advisors. No broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
2.21Transactions with Affiliates. Section 2.21 of the Company Disclosure Schedule describes any material transactions or relationships, between January 1, 2019 and the date of this Agreement, between, on one hand, the Company or any of its Subsidiaries and, on the other hand, any (A) executive officer or director of the Company or, to the Knowledge of the Company, any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (B) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (C) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries) in the case of each of (A), (B) or (C) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
2.22Anti-Bribery. None of the Company or any of its Subsidiaries or any of their respective directors, officers, employees or, to the Company’s Knowledge, agents or any other Person acting on their behalf has, directly or indirectly, made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, or any other applicable anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.
2.23Disclaimer of Other Representations or Warranties. The Company acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Parent nor any of its Subsidiaries nor any other person on behalf of Parent or its Subsidiaries make any express or implied representation or warranty with respect to Parent or its Subsidiaries or with respect to any other information provided by the Company, any of the Company’s Subsidiaries or stockholder or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representation and warranties of Parent set forth in Section 3 (in each case qualified and limited by the Parent Disclosure Schedule)), neither the Company, its Subsidiaries nor any of their respective Representatives or stockholders, has relied on such information including the accuracy or completeness thereof.
Section 3.REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Subject to Section 10.11(m), except (a) as set forth in the written disclosure schedule delivered by Parent to the Company (the “Parent Disclosure Schedule”) or (b) as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (i) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (ii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood and agreed that any matter disclosed in the Parent SEC Documents (x) shall not be deemed disclosed for purposes of Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5 and Section 3.6 and (y) shall be deemed to be disclosed in a section of the Parent Disclosure Schedule only to the extent to which its relevance is readily apparent from a reading of such Parent SEC Documents, Parent and Merger Sub represent and warrant to the Company as follows:
3.1Due Organization; Subsidiaries.
(a)Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all material Contracts by which it is bound.
(b)Parent is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified would not have a Parent Material Adverse Effect.
(c)Other than Merger Sub, Parent has no Subsidiaries, except for the Entities identified in Section 3.1(c) of the Parent Disclosure Schedule; and neither Parent nor any of Parent’s Subsidiaries owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls, directly or indirectly, any other Entity other than the Entities identified in Section 3.1(c) of the Parent Disclosure Schedule. Each of Parent’s Subsidiaries identified in Section 3.1(c) of the Parent Disclosure Schedule is a corporation or other legal Entity duly incorporated or otherwise organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, as applicable, and has all necessary corporate or similar power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not have a Parent Material Adverse Effect.
(d)Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub was formed solely for the purpose of engaging in the Contemplated Transactions. All of the issued and outstanding capital stock of Merger Sub, which consists of 100 shares of common stock, $0.0001 par value, is validly issued, fully paid and non-assessable and is owned, beneficially and of record, by Parent, free and clear of any Encumbrances with respect thereto. Except for obligations and liabilities incurred in connection with its incorporation and the Contemplated Transactions, Merger Sub has not, and will not have, incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities or conducted any operations of any type or kind whatsoever or entered into any agreements or arrangements with any Person.
(e)Neither Parent nor any of its Subsidiaries is or has otherwise been a party to, or a member of, any partnership, joint venture or similar business Entity. Neither Parent nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither Parent nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for, any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
3.2Organizational Documents. Parent has made available to the Company accurate and complete copies of Parent’s and each of its Subsidiaries Organizational Documents in effect as of the date of this Agreement. Neither Parent nor any of its Subsidiaries is in material breach or violation of its respective Organizational Documents.
3.3Authority; Binding Nature of Agreement.
(a)Parent and each of its Subsidiaries has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Parent Board (at a meeting or meetings duly called and held and at which all members were present) has unanimously: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders; (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Parent Stockholder Matters. The Merger Sub Board (by unanimous written consent) has: (A) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder; (B) authorized, approved and declared advisable this Agreement and the Contemplated Transactions; and (C) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. Parent, in its capacity as the sole stockholder of Merger Sub, has by written consent duly approved votes adopting this Agreement and approving the Contemplated Transactions.
(b)This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.
3.4Vote Required. (a) The affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote on the record date for the Parent Stockholders’ Meeting is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Nasdaq Reverse Split and (b) the affirmative vote of a majority in voting power of the votes cast by the holders of all shares of Parent Common Stock present or represented by proxy at the Parent Stockholders’ Meeting and entitled to vote thereon is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve all other Parent Stockholder Matters (the “Required Parent Stockholder Vote”).
3.5Non-Contravention; Consents. Subject to obtaining the Required Parent Stockholder Vote, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware required by the DGCL and clearance of the Merger under any applicable Antitrust Laws, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (y) the consummation by Parent and Merger Sub of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(a)contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or Merger Sub;
(b)contravene, conflict with or result in a material violation of, or, to the Knowledge of Parent, give any Governmental Body or other Person the right to successfully challenge the Contemplated Transactions or to successfully exercise any material remedy or obtain any material relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or its Subsidiaries, or any of the assets owned or used by Parent or its Subsidiaries, is subject, except as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole;
(c)contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or its Subsidiaries, except as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole;
(d)contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Parent Material Contract; (ii) any material payment or payments, rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (iii) accelerate the maturity or performance of any Parent Material Contract; or (iv) cancel, terminate or modify any term of any Parent Material Contract, except in the case under this clause (d) as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole; or

(e)result in the imposition or creation of any material Encumbrance upon or with respect to any material asset owned or used by Parent or its Subsidiaries (except for Permitted Encumbrances).
Except for (i) any Consent set forth in Section 3.5 of the Parent Disclosure Schedule, (ii) the Required Parent Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the clearance of the Merger under any applicable Antitrust Laws; and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws or, if not given or obtained, as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, or would not reasonably be expected to prevent or materially delay beyond the End Date the ability of Parent or the Merger Sub to consummate the Contemplated Transactions, neither Parent nor any of its Subsidiaries is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (A) the execution, delivery or performance by Parent and the Merger Sub of this Agreement, or (B) the consummation of the Contemplated Transactions. Assuming the accuracy of the representations and warranties of the Company in Section 2.5, the Parent Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Parent Stockholder Support Agreements, and to the consummation of the Contemplated Transactions. No other state Takeover Statute or similar Law applies or purports to apply to the Merger, this Agreement, the Parent Stockholder Support Agreements or any of the Contemplated Transactions.
3.6Capitalization.
(a)The authorized capital stock of Parent as of the date of this Agreement consists of (i) 400,000,000 shares of Parent Common Stock, par value $0.001 per share, of which 201,701,853 shares have been issued and are outstanding as of the date of this Agreement, and (ii) 5,000,000 shares of preferred stock of Parent, par value $0.001 per share, of which no shares have been issued and are outstanding as of the date of this Agreement. As of the date of this Agreement, Parent does not hold any shares of its capital stock in its treasury.
(b)All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Parent Common Stock are entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock are subject to any right of first refusal in favor of Parent, in each case under any Parent Contract. Except as contemplated herein, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Parent is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities. There are outstanding Parent Warrants to purchase 198,535 shares of Parent Common Stock. Section 3.6(b) of the Parent Disclosure Schedule accurately and completely lists all repurchase or forfeiture rights held by Parent with respect to shares of Parent Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable and, to the Knowledge of Parent, whether the holder of such shares of Parent Common Stock timely filed an election with the IRS under Section 83(b) of the Code with respect to such shares.

(c)Except for the Parent Stock Plans (and awards granted thereunder) and as set forth in Section 3.6(c) of the Parent Disclosure Schedule, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, 13,133,660 shares of Parent Common Stock have been reserved for issuance upon the exercise of Parent Options granted under the Parent Stock Plan that are outstanding as of the date of this Agreement, 3,068,594 shares of Parent Common Stock have been reserved for issuance upon the exercise of Parent Options granted outside of the Parent Stock Plans that are outstanding as of the date of this Agreement, 5,750,166 shares of Parent Common Stock have been reserved for issuance upon the settlement of Parent RSUs granted under the Parent Stock Plans that are outstanding as of the date of this Agreement, 0 shares of Parent Common Stock have been reserved for issuance upon the settlement of Parent RSUs granted outside of the Parent Stock Plans that are outstanding as of the date of this Agreement, 2,300,000 shares of Parent Common Stock have been reserved for issuance under the Parent ESPP, and 3,724,762 shares remain available for future issuance pursuant to the Parent Stock Plans. Section 3.6(c) of the Parent Disclosure Schedule sets forth the following information with respect to each Parent Option and Parent RSU outstanding as of the date of this Agreement: (i) the name of the holder; (ii) the number of shares of Parent Common Stock subject to such Parent Option or Parent RSU at the time of grant; (iii) the number of shares of Parent Common Stock subject to such Parent Option or Parent RSU as of the date of this Agreement; (iv) the exercise price of such Parent Option; (v) the date on which such Parent Option or Parent RSU was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such Parent Option expires; and (viii) whether such Parent Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Parent has made available to the Company accurate and complete copies of the Parent Stock Plans and all forms of the stock option and other award agreements evidencing outstanding awards granted thereunder.
(d)Except for the Parent Warrants, the Parent Options and the Parent RSUs, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent or any of its Subsidiaries; or (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent or any of its Subsidiaries.
(e)All outstanding shares of Parent Common Stock, Parent Options, Parent Warrants, Parent RSUs and other securities of Parent have been issued and granted in material compliance with (i) the Organizational Documents of Parent in effect as of the relevant time and all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.
3.7SEC Filings; Financial Statements.
(a)Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and other documents required to be filed or furnished by Parent with the SEC under the Exchange Act or the Securities Act since January 1, 2019 (the “Parent SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, or if amended or superseded by a filing prior to the date of this Agreement, on the date of the last such amendment or superseding filing prior to the date of this Agreement, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 or Rule 15d-14(a) under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. Parent meets the registration requirements for the use of Form S-3 under the Securities Act. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, supplied or otherwise made available to the SEC.
(b)The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof or have been permitted or required by any regulatory authority, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Parent SEC Documents fairly presents the information called for in all material respects and has been prepared in accordance with the SEC’s rules and guidelines applicable thereto. The books of accounts and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.
(c)Parent’s independent registered accounting firm has at all times since its first date of service to Parent been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Parent, “independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.
(d)Except as set forth in Section 3.7(d) of the Parent Disclosure Schedule, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from officials of Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq that has not been resolved, and Parent has made available to Company all such comments or correspondence (written or oral) with the Company.
(e)Between January 1, 2019 and the date of this Agreement, there have been no formal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, principal accounting officer or general counsel of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.
(f)Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and other rules and regulations of Nasdaq and, except as set forth in Section 3.7(f) of the Parent Disclosure Schedule, has not received any notice from Nasdaq asserting any noncompliance with such rules and regulations.

(g)Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Parent maintains records that in reasonable detail accurately and fairly reflect Parent’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board, (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements, and (v) interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Parent SEC Documents fairly presents the SEC’s rules and guidelines applicable thereto. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed to Parent’s auditors and audit committee (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s or its Subsidiaries’ internal control over financial reporting. Parent has not identified any material weaknesses in the design or operation of Parent’s internal control over financial reporting.
(h)Parent maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods required by the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.
(i)Between January 1, 2019 and the date of this Agreement, (i) Parent has not received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent’s internal accounting controls relating to periods after January 1, 2019, including any material complaint, allegation, assertion or claim that Parent has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date of this Agreement which have no reasonable basis), and (ii) no attorney representing Parent, whether or not employed by Parent, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after January 1, 2019, by Parent or agents to the Parent Board or any committee thereof or, to the Knowledge of Parent, to any director or officer of Parent.
3.8Absence of Changes. (a) Between the date of the Parent Balance Sheet and the date of this Agreement, (i) Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and (ii) Parent has not taken any action that would have required the consent of the Company pursuant to Section 4.1(b) had such action taken place after the execution and delivery of this Agreement; and (b) since the date of the Parent Balance Sheet, there has not been any Parent Material Adverse Effect.

3.9Absence of Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any Liability, except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet; (b) Liabilities that have been incurred by Parent or its Subsidiaries since the date of the Parent Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance of obligations of Parent or any of its Subsidiaries under Parent Contracts (other than those arising as a result of a breach or default thereunder or as a result of failure to comply with applicable Law); (d) Liabilities for payment of fees and expenses incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole; and (f) Liabilities described in Section 3.9 of the Parent Disclosure Schedule.
3.10Title to Assets. Each of Parent and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, in each case, that are material to Parent and its Subsidiaries, taken as a whole, including: (a) all such tangible assets reflected on the Parent Balance Sheet; and (b) all other such tangible assets reflected in the books and records of Parent or any of its Subsidiaries as being owned by Parent or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by Parent or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.
3.11Real Property; Leasehold. Neither Parent nor any of its Subsidiaries owns or has ever owned any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of, or occupied or leased by Parent or any of its Subsidiaries, and (b) copies of all leases under which any such real property is possessed, occupied or leased (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default by Parent or any Subsidiary thereunder.
3.12Intellectual Property.
(a)Section 3.12(a)(1) of the Parent Disclosure Schedule identifies, as of the date of this Agreement, each item of material Parent IP that is owned or purported to be owned by or assigned to Parent or its Subsidiaries and that is the subject of a registration or application in any jurisdiction (“Parent Registered IP”), including, with respect to each such patent and patent application: (i) the name of the applicant/registrant; (ii) the jurisdiction of application/registration; (iii) the application or registration number; and (iv) any other co-owners. Section 3.12(a)(2) of the Parent Disclosure Schedule identifies, as of the date of this Agreement, each license agreement under which Parent or its Subsidiaries exclusively licenses material Parent IP from a third party. To the Knowledge of Parent, each of the patents and patent applications included in Section 3.12(a)(1) of the Parent Disclosure Schedule properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Laws of the United States. To the Knowledge of Parent, as of the date of this Agreement, no cancellation, interference, opposition, reissue, reexamination or other proceeding of any nature (other than office actions or similar communications issued by any Governmental Body in the ordinary course of prosecution of any pending applications for registration) is pending or threatened in writing, in which the scope, validity, enforceability or ownership of any Parent IP, other than such items with pending applications, is being or has been contested or challenged. To the Knowledge of Parent, each item of issued Parent Registered IP is valid and enforceable and subsisting.
(b)Except as would not have a Parent Material Adverse Effect, Parent and its Subsidiaries collectively exclusively own, are the sole assignees of, or have exclusively licensed all material Parent IP, free and clear of all Encumbrances other than Permitted Encumbrances (other than as disclosed in Section 3.12(b) of the Parent Disclosure Schedule). The Parent IP and the Intellectual Property Rights licensed to Parent pursuant to a valid, enforceable written agreement constitute all Intellectual Property Rights used in, material to and otherwise necessary for the operation of Parent’s business as currently conducted. Each Parent Associate involved in the creation or development of any material Parent IP, pursuant to such Parent Associate’s activities on behalf of Parent or its Subsidiaries, has signed a valid and enforceable written agreement containing an assignment of such Parent Associate’s rights in such Parent IP to Parent or its applicable Subsidiary. Each Parent Associate who has or has had access to Parent’s trade secrets or confidential information has signed a valid and enforceable written agreement containing confidentiality provisions protecting the Parent IP, trade secrets and confidential information. Parent and its Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of its trade secrets and confidential information.
(c)To the Knowledge of Parent, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been used to create material Parent IP that is owned or purported to be owned by or assigned to Parent or its Subsidiaries, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights or a license to such Parent IP (excluding confirmatory licenses to inventions made with government funding and for which Parent, its Subsidiaries or either of their licensor has duly retained title under the Bayh-Dole Act) or the right to receive royalties for the practice of such Parent IP.
(d)Section 3.12(d) of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, each license agreement pursuant to which Parent (i) is granted a license under any material Intellectual Property Right owned by any third party that is used by Parent or its Subsidiaries in its business as currently conducted (each a “Parent In-bound License”) or (ii) grants to any third party a license under any material Parent IP or material Intellectual Property Right licensed to Parent or its Subsidiaries under a Parent In-bound License (each a “Parent Out-bound License”) (provided, that, Parent In-bound Licenses shall not include, when entered into in the Ordinary Course of Business, material transfer agreements, clinical trial agreements, agreements with Parent Associates, services agreements, commercially available Software-as-a-Service offerings or off-the-shelf software licenses; and Parent Out-bound Licenses shall not include, when entered into in the Ordinary Course of Business, material transfer agreements, clinical trial agreements, services agreements, or non-exclusive outbound licenses). All Parent In-bound Licenses and Parent Out-bound Licenses are in full force and effect and are valid, enforceable and binding obligations of Parent or the applicable Subsidiary and, to the Knowledge of Parent, each other party to such Parent In-bound Licenses or Parent Out-bound Licenses. Neither Parent or any of its Subsidiaries, nor to the Knowledge of Parent, any other party to such Parent In-bound Licenses or Parent Out-bound Licenses, is in material breach under any Parent In-bound Licenses or Parent Out-bound Licenses.
(e)To the Knowledge of Parent: (i) the operation of the businesses of Parent and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any other Person; and (ii) no other Person is infringing, misappropriating or otherwise violating any Parent IP. As of the date of this Agreement, no Legal Proceeding is pending (or, to the Knowledge of Parent, is threatened in writing) (A) against Parent or its Subsidiaries alleging that the operation of the businesses of Parent or its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) by Parent or its Subsidiaries alleging that another Person has infringed, misappropriated or otherwise violated any of the Parent IP or any Intellectual Property Rights exclusively licensed to Parent or its Subsidiaries. Between January 1, 2019 and the date of this Agreement, neither Parent nor its Subsidiaries has received any written notice or other written communication alleging that the operation of the business of Parent or its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

(f)None of the Parent IP that is owned or purported to be owned by or assigned to Parent or its Subsidiaries and, to the Knowledge of Parent, no material Intellectual Property Rights exclusively licensed to Parent or its Subsidiaries is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by Parent or its Subsidiaries of any such Parent IP that is owned or purported to be owned by or assigned to Parent or its Subsidiaries or material Intellectual Property Rights exclusively licensed to Parent or its Subsidiaries.
(g)To the Knowledge of Parent, Parent, its Subsidiaries and the operation of Parent’s and its Subsidiaries’ business are in substantial compliance with all Laws pertaining to data privacy and data security of Sensitive Data. Between January 1, 2019 and the date of this Agreement, there have been (i) no losses or thefts of data or security breaches relating to Sensitive Data used in the business of Parent, (ii) no material violations of any security policy of Parent regarding any such Sensitive Data used in the business of Parent or its Subsidiaries, (iii) no unauthorized access, unauthorized use or unintended or improper disclosure of any Sensitive Data used in the business of Parent or its Subsidiaries, except in each case as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Parent has taken commercially reasonable steps and implemented reasonable disaster recovery and security plans and procedures to protect the information technology systems used in, material to and necessary for operation of Parent’s business as currently conducted from unauthorized use or access. To the Knowledge of Parent, as of the date of this Agreement, there have been no material malfunctions or unauthorized intrusions or breaches of the information technology systems used in, material to and necessary for the operation of Parent’s business as currently conducted.
3.13Agreements, Contracts and Commitments.
(a)Section 3.13(a) of the Parent Disclosure Schedule lists the following Parent Contracts in effect as of the date of this Agreement and under which Parent or any of its Subsidiaries has any remaining material rights or obligations (each, a “Parent Material Contract” and collectively, the “Parent Material Contracts”):
(i)a material Contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;
(ii)each Parent Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(iii)each Parent Contract containing (A) any covenant limiting the freedom of Parent or its Subsidiaries to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision, in each case, except for restrictions that would not materially affect the ability of Parent and its Subsidiaries to conduct its business;
(iv)each Parent Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;
(v)each Parent Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $250,000, other than Parent Contracts in which the applicable acquisition or disposition has been consummated and there are no material ongoing liabilities or obligations;

(vi)each Parent Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Encumbrances with respect to any assets of Parent or any of its Subsidiaries or any loans or debt obligations with officers or directors of Parent;
(vii)each Parent Contract requiring payment by or to Parent or its Subsidiaries after the date of this Agreement in excess of $250,000 pursuant to its express terms and constituting: (A) an exclusive distribution agreement; (B) an agreement involving provision of material services or products with respect to any pre-clinical or clinical development activities of Parent or its Subsidiaries; (C) a dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or similar agreement currently in force under which Parent or its Subsidiaries has continuing obligations to develop or market any product, technology or service, or an agreement pursuant to which Parent or its Subsidiaries has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by Parent or its Subsidiaries; or (D) a Parent Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to the manufacture or produce any product, service or technology of Parent or its Subsidiaries or any Parent Contract to sell, distribute or commercialize any products or service of Parent or its Subsidiaries, in each case under clauses (A) through (D), except for Parent Contracts that are entered into in the Ordinary Course of Business;
(viii)each Parent Contract with any financial advisor, broker, finder, investment banker or other similar Person, providing advisory services to Parent in connection with the Contemplated Transactions;
(ix)each Parent Real Estate Lease;
(x)each Parent Out-bound License and Parent In-bound License, and each Parent Contract containing a covenant not to sue or otherwise enforce any Intellectual Property Rights;
(xi)each Parent Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent or any of its Subsidiaries;
(xii)each (A) Parent Contract, offer letter, employment agreement or other agreement with any employee that requires payment of base salary and target annual cash bonus in excess of $150,000 in any calendar year that (1) provides for employment by Parent or any of its Subsidiaries and is not immediately terminable at will by Parent without advance notice, severance, or other similar cost or liability (other than for accrued compensation, vacation, or other amounts due upon any termination), or (2) provides for or otherwise relates to any retention payments, change of control payments, severance, accelerated vesting or any payment or benefit that may or will become due as a result of the Merger (whether alone or in connection with any other event), and (B) Parent Contract, independent contractor agreement, or other agreement with any individual consultant or service provider requiring payment of fees in excess of $150,000 in any calendar year that (1) is not immediately terminable at will by the Company without more than 30 days’ prior notice, severance, or other similar cost or liability (other than for any accrued but unpaid fees) or (2) provides for retention payments, change of control payments, severance, accelerated vesting or any payment or benefit that may or will become due as a result of the Merger (whether alone or in connection with any other event);

(xiii)each Parent Contract under which a third party would be entitled to receive a license or have any other rights in any material Parent IP;
(xiv)each Parent Contract entered into in settlement of any Legal Proceeding or other dispute; and
(xv)any other Parent Contract that is not terminable at will (with no penalty or payment) by Parent or any of its Subsidiaries, as applicable and (A) which involves payment or receipt by Parent or its Subsidiaries after the date of this Agreement under any such agreement, Contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate, or (B) that is material to the business or operations of Parent and its Subsidiaries, taken as a whole.
(b)Parent has made available to the Company accurate and complete copies of all Parent Material Contracts, including all amendments thereto, in each case in effect on the date of this Agreement. There are no Parent Material Contracts that are not in written form. Neither Parent nor any of its Subsidiaries has, nor, to Parent’s Knowledge, as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or as of the date of this Agreement received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would have a Parent Material Adverse Effect. As to Parent and its Subsidiaries, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. As of the date of this Agreement, no Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract, and, as of the date of this Agreement, no Person has indicated in writing to Parent that it desires to renegotiate, modify, not renew or cancel any Parent Material Contract.
3.14Compliance; Permits.
(a)Parent and each of its Subsidiaries is, and since January 1, 2019 has been, in compliance in all material respects with all applicable Laws, including the FDCA, PHSA and any other similar Law administered or promulgated by the FDA or other Drug Regulatory Agency, except for any noncompliance, either individually or in the aggregate, which would not be material to Parent and its Subsidiaries, taken as a whole.
(b)As of the date of this Agreement, no investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries. There is no judgment, injunction, order or decree binding upon Parent or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of material property by Parent or any of its Subsidiaries or the conduct of business by Parent or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(c)Parent and its Subsidiaries hold all required Governmental Authorizations to develop, test, manufacture, store, label, package, distribute, import and export the respective current products or product candidates that are material to the operation of the business of Parent and its Subsidiaries as currently conducted (the “Parent Permits”). Section 3.14(c) of the Parent Disclosure Schedule identifies each Parent Permit. Each such Parent Permit is valid and in full force and effect, and each of Parent and its Subsidiaries is in material compliance with the terms of the Parent Permits. As of the date of this Agreement, no Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit.
(d)As of the date of this Agreement, there has not been and is not now any Form FDA-483 observation, civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, untitled letter, or proceeding pending or in effect against Parent or its Subsidiaries or any of their respective officers and employees, and Parent has no liability for failure to comply with the FDCA, PHSA, or other similar Laws. There is no act, omission, event, or circumstance of which Parent has Knowledge that would reasonably be expected to give rise to or form the basis for any civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, untitled letter, proceeding or request for information or any liability (whether actual or contingent) for failure to comply with the FDCA, PHSA or other similar Laws.
(e)All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent or its Subsidiaries, or of their respective current products or product candidates, were and, if still pending, are being conducted in all material respects with applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including the GCP regulations under 21 C.F.R. Parts 50, 54, 56 and 312 and GLP regulations under 21 C.F.R. Part 58. No preclinical study or clinical trial conducted by or on behalf of Parent or any of its Subsidiaries has been terminated or suspended prior to completion for safety or non-compliance reasons. Between January 1, 2019 and the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notices, correspondence, or other written communications from any Drug Regulatory Agency requiring, or to the Knowledge of Parent, threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Parent any of its Subsidiaries or of their respective current products or product candidates.
(f)As of the date of this Agreement, neither Parent nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products or product candidates pursuant to the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991). To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy.
(g)Neither Parent nor its Subsidiaries, nor any of their respective officers, directors, or employees has been, is, or is in anticipation of being (based on a conviction by the courts or a finding of fault by a regulatory authority): (a) debarred pursuant to the Generic Drug Enforcement Act of 1992 (21 U.S.C. § 335a), as amended from time to time; (b) disqualified from participating in clinical trials pursuant to 21 C.F.R. §312.70, as amended from time to time; (c) disqualified as a testing facility under 21 C.F.R. Part 58, Subpart K, as amended from time to time; (d) excluded, debarred or suspended from or otherwise ineligible to participate in a “Federal Health Care Program” as that term is defined in 42 U.S.C. 1320a-7b(f), including under 42 U.S.C. § 1320a-7 or relevant regulations in 42 C.F.R. Part 1001; (e) assessed or threatened with assessment of civil money penalties pursuant to 42 C.F.R. Part 1003; or (f) included on the HHS/OIG List of Excluded Individuals/Entities, the General Services Administration’s System for Award Management, or the FDA Debarment List or the FDA Disqualified/Restricted List.

Neither Parent nor its Subsidiaries, nor any of their respective officers, directors or employees has engaged in any activities that are prohibited, or are cause for civil penalties, or grounds for mandatory or permissive exclusion, debarment, or suspension pursuant to any of these authorities. Neither Parent nor its Subsidiaries are using, or have ever used, in any capacity any Person that has ever been, or to the Knowledge of Parent, is the subject of a proceeding that could lead to the Persons becoming debarred, excluded, disqualified, restricted or suspended pursuant to any of these authorities.
(h)Parent and its Subsidiaries have materially complied with all applicable Laws relating to patient, medical or individual health information, including HIPAA and the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time. Parent and its Subsidiaries have entered into, where required, and are in compliance in all material respects with the terms of all Business Associate Agreements to which Parent or any Subsidiary is a party or otherwise bound. Parent and its Subsidiaries where required, have (i) created and maintained written policies and procedures to protect the privacy of Protected Health Information in its possession or control, (ii) provided training to all employees and agents, and (iii) implemented security procedures, including physical, technical and administrative safeguards, to protect all Protected Health Information stored or transmitted in electronic form. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Body alleging a failure to comply with HIPAA or any other federal or state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information. To the Knowledge of Parent, as of the date of this Agreement, there has been no Breach of Unsecured Protected Health Information, unpermitted disclosure of Personal Health Information, or breach of personally identifiable information with respect to information maintained or transmitted to Parent or any of its Subsidiaries that would require notice to a Governmental Body. All capitalized terms in this Section 3.14(h) not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.
3.15Legal Proceedings; Orders.
(a)As of the date of this Agreement, there is no material pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) Parent, (B) any of its Subsidiaries, (C) any Parent Associate (in his or her capacity as such) or (D) any of the material assets owned or used by Parent or any of its Subsidiaries; or (ii) that challenges, or that would have the effect of preventing, delaying beyond the End Date, or making illegal, the Contemplated Transactions.
(b)There is no order, writ, injunction, judgment or decree to which Parent or any of its Subsidiaries is a party or any of the material assets owned or used by Parent or any of its Subsidiaries is subject. To the Knowledge of Parent, no officer or Key Employee of Parent or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or any of its Subsidiaries or to any material assets owned or used by Parent or any of its Subsidiaries.
3.16Tax Matters.

(a)Parent and each of its Subsidiaries have timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in material compliance with all applicable Law. No written claim has ever been made by any Governmental Body in any jurisdiction where Parent or its any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax that Parent or such Subsidiary is subject to taxation by that jurisdiction.
(b)All income and other material Taxes due and owing by Parent or any of its Subsidiaries (whether or not shown on any Tax Return) have been fully paid. The unpaid Taxes of Parent and its Subsidiaries did not, as of the date of the Parent Balance Sheet, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Parent Balance Sheet. Since the Parent Balance Sheet Date, neither Parent nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business.
(c)All Taxes that Parent or any of its Subsidiaries are or were required by Law to withhold or collect from payments to employees, independent contractors, stockholders, lenders, customers or other third parties have been duly and timely withheld or collected in all material respects and, have been timely paid to the proper Governmental Body or properly set aside in accounts for this purpose.
(d)There are no Encumbrances for material Taxes (other than Permitted Encumbrances) upon any of the assets of Parent or any of its Subsidiaries.
(e)No deficiencies for income or other material Taxes with respect to Parent or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing other than any deficiency that has been resolved. There are no pending or ongoing, and to the Knowledge of Parent, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency which waiver is still in effect.
(f)Neither Parent nor any of its Subsidiaries has, since January 1, 2019, distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).
(g)Neither Parent nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.
(h)Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
(i)Neither Parent nor any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

(j)Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes filed on or prior to the Closing Date; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) as a result of a transaction on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; or (vi) prepaid amount received outside of the Ordinary Course of Business on or prior to the Closing Date. Parent has not made any election under Section 965(h) of the Code.
(k)Neither Parent nor any of its Subsidiaries has ever been (i) a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent) or (ii) a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. Neither Parent nor its Subsidiaries has any Liability for any Taxes of any Person (other than Parent and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.
(l)Neither Parent nor any of its Subsidiaries (i) is a “controlled foreign corporation” as defined in Section 957 of the Code; (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code; (iii) has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise had an office or fixed place of business in a country other than the country in which it is organized; or (iv) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) or is treated as a U.S. corporation under Section 7874(b) of the Code.
3.17Employee and Labor Matters; Benefit Plans.
(a)Section 3.17(a) of the Parent Disclosure Schedule is a list as of the date of this Agreement of all Parent Benefit Plans, including each Parent Benefit Plan that provides for retirement, change in control, stay or retention, deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Parent Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not ERISA governs such plan) and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based (other than individual Parent Options or Parent RSUs made pursuant to Parent’s standard forms, in which case only representative standard forms of such stock option agreements and other award agreements shall be scheduled), phantom equity, employment (other than individual employment agreements made pursuant to Parent’s standard forms, in which case only representative standard forms of such employment agreements shall be scheduled), offer letter (other than individual offer letters made pursuant to Parent’s standard forms, in which case only representative standard forms of such offers shall be scheduled), consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, Contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated but only if Parent has continuing liabilities with respect thereto), in any case, maintained, contributed to, or required to be contributed to, by Parent, any of its Subsidiaries or Parent ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of Parent or any of its Subsidiaries or under which Parent or any of its Subsidiaries has any Liability (including as the result of its being treated as a single employer under Code Section 414 with any other person).

(b)As applicable with respect to each Parent Benefit Plan, Parent has made available to the Company, true and complete copies of (i) each Parent Benefit Plan, including all amendments thereto, and in the case of an unwritten Parent Benefit Plan, a written description thereof, (ii) all current trust documents, investment management Contracts, custodial agreements, administrative services agreements and insurance and annuity Contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, and (vii) all material records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations.
(c)Each Parent Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws, including applicable pension Laws and, if applicable, the Income Tax Act (Canada) and the regulations thereunder. All filings and reports as to each Parent Plan required to have been submitted to the Internal Revenue Service, the Canada Revenue Agency, a Canadian Governmental Entity or to the Department of Labor, in each case to the extent applicable, have been timely submitted.
(d)The Parent Benefit Plans that are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination, opinion or advisory letters from the IRS to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of Parent, nothing has occurred that would reasonably be expected to adversely affect the qualification of such Parent Benefit Plan or the tax exempt status of the related trust.
(e)Since January 1, 2016, neither Parent nor any of its Subsidiaries nor any Parent ERISA Affiliate has maintained, contributed to, been required to contribute to, or had any liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), or (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code). No Parent Benefit Plan is a self-funded group health plan that is a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). No Parent Benefit Plan is sponsored by a professional employer organization. Except as set forth on Section 3.17(e) of the Parent Disclosure Schedule, Parent has not maintained any Parent Benefit Plans outside the United States that are defined-benefit type plans.
(f)As of the date of this Agreement, there are no (i) pending audits or investigations by any Governmental Body involving any Parent Benefit Plan, and (ii) pending or, to the Knowledge of Parent, threatened claims (except for individual claims for benefits payable in the normal operation of the Parent Benefit Plans), suits or proceedings involving any Parent Benefit Plan, any fiduciary thereof or service provider thereto. All contributions and premium payments required to have been made under any of the Parent Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made in all material respects and neither Parent nor any Parent ERISA Affiliate has any material liability for any unpaid contributions with respect to any Parent Benefit Plan.
(g)Neither Parent, any of its Subsidiaries nor any Parent ERISA Affiliates,

nor to the Knowledge of Parent, any fiduciary, trustee or administrator of any Parent Benefit Plan, has engaged in, or in connection with the Contemplated Transactions will engage in, any transaction with respect to any Parent Benefit Plan which would subject any such Parent Benefit Plan, Parent or any of its Subsidiaries or Parent to a material Tax, material penalty or material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.
(h)No Parent Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and fully paid by the participant (except in connection with severance), and neither Parent, any of its Subsidiaries nor any Parent ERISA Affiliates has made a written or oral representation promising the same.
(i)Neither the execution of this Agreement nor the consummation of the Contemplated Transactions will either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of Parent or any of its Subsidiaries, (ii) increase any amount of compensation or benefits otherwise payable under any Parent Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Parent Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Parent Benefit Plan or (v) limit the right to merge, amend or terminate any Parent Benefit Plan that is subject to ERISA.
(j)Neither the execution of this Agreement nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any Person who is a “disqualified individual” (within the meaning of Code Section 280G) with respect to Parent and its Subsidiaries of any payment or benefit under any Parent Benefit Plan that is or could reasonably be expected to be characterized as a “parachute payment” (within the meaning of Code Section 280G).
(k)The exercise price of each Parent Option granted to a U.S. taxpayer is not and never has been less than the fair market value, as determined by the Parent Board, of one share of Parent Common Stock as of the grant date of such Parent Option.
(l)Each Parent Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in material compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder in all material respects.
(m)No current or former employee, officer, director or independent contractor of Parent or any of its Subsidiaries has any “gross up” agreements with Parent or any of its Subsidiaries or other assurance of reimbursement by Parent or any of its Subsidiaries for any Taxes imposed under Code Section 409A or Code Section 4999.
(n)No Parent Benefit Plan is maintained outside of the United States.
(o)Parent has made available to the Company a true and correct list, as of the date of this Agreement, containing an anonymized list of all full-time, part-time or temporary employees and independent contractors (and indication as such), and, as applicable: (i) the annual dollar amount of all compensation (including wages, salary or fees, commissions, director’s fees, fringe benefits, bonuses, profit sharing payments, and other payments or benefits of any type) payable to each person; (ii), dates of employment or service; (iii) title; (iv) any eligibility to receive severance, retention payment, change of control payment, or other similar compensation; (v) visa status, if applicable; (vi) if any employee is an on approved leave, and the expected date of return, if known; and (vii) with respect to employees, a designation of whether they are classified as exempt or non-exempt for purposes of the Fair Labor Standards Act and any similar state or foreign law.
(p)Neither Parent nor any of its Subsidiaries is and has never been a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent or its Subsidiaries, including through the filing of a petition for representation election. There is not and has not been in the past three years, nor is there or has there been in the past three years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity, against Parent or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity.
(q)Parent and each of its Subsidiaries is, and since January 1, 2019 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, payment of wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to Parent or any of its Subsidiaries, with respect to employees of Parent and its Subsidiaries, each of Parent and its Subsidiaries, since January 1, 2019: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees; (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing; and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). As of the date of this Agreement, there are no Legal Proceedings, claims or charges pending or, to the Knowledge of Parent, threatened or reasonably anticipated against Parent or its Subsidiaries relating to any employee, applicant for employment, consultant, or employment agreement or otherwise relating to labor, employment, employment practices, or terms and conditions of employment.
(r)Except as would not be reasonably likely to result in a material liability to Parent or any of its Subsidiaries, Parent and each of its Subsidiaries has accurately classified each individual service provider as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, Parent and each of its Subsidiaries has accurately classified him or her as exempt or non-exempt under all applicable Laws. Neither Parent nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee; (b) any employee leased from another employer; or (c) any employee currently or formerly classified as exempt under all applicable Laws.
(s)Within the preceding five years, Parent has not implemented any “plant closing” or “mass layoff” of employees that would reasonably be expected to require notification under the

WARN Act or any similar state, local or foreign Law. No “plant closing” or “mass layoff” will be implemented before the Closing Date without advance notification to and approval of the Company.
3.18Environmental Matters. Since January 1, 2019, Parent and each of its Subsidiaries have complied with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that would not have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries have received between January 1, 2019 and the date of this Agreement any written notice, whether from a Governmental Body or other Person, that alleges that Parent or any of its Subsidiaries is not in compliance with any Environmental Law and, to the Knowledge of Parent, there are no circumstances that would reasonably be expected to prevent or interfere with Parent’s or any of its Subsidiaries’ compliance in any material respects with any Environmental Law, except where such failure to comply would not have a Parent Material Adverse Effect. To the Knowledge of Parent, (i) no current or prior owner of any property leased or controlled by Parent or any of its Subsidiaries has received, between January 1, 2019 and the date of this Agreement, any written notice relating to property owned or leased at any time by Parent or any of its Subsidiaries, whether from a Governmental Body or other Person, that alleges that current or prior owners or Parent or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Parent nor any of its Subsidiaries has any material liability under any Environmental Law.
3.19Insurance. Parent has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent and each of its Subsidiaries. Each of such insurance policies is in full force and effect and Parent and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, between January 1, 2019 and the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notice regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Parent and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against Parent or any of its Subsidiaries for which Parent or such Subsidiaries has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent or any of its Subsidiaries of its intent to do so.
3.20No Financial Advisors. Other than SVB Securities LLC, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.
3.21Transactions with Affiliates. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since December 31, 2021, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K.
3.22Anti-Bribery. Neither Parent nor any of its Subsidiaries or any of their respective directors, officers, employees or, to Parent’s Knowledge, agents or any other Person acting on their behalf has, directly or indirectly, made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of Anti-Bribery Laws. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries is or has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.
3.23Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.
3.24Opinion of Financial Advisor. The Parent Board has received an opinion of SVB Securities LLC to the effect that, as of the date of this Agreement and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent. It is agreed and understood that such opinion is for the benefit of the Parent Board and may not be relied upon by the Company or any other party.
3.25Disclaimer of Other Representations or Warranties. Parent hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or any of its Subsidiaries makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent, Merger Sub or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Section 2 (in each case as qualified and limited by the Company Disclosure Schedule)) neither Parent, its Subsidiaries nor any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).
Section 4.CERTAIN COVENANTS OF THE PARTIES
4.1Operation of Parent’s Business.
(a)Except as expressly permitted by this Agreement, as required by applicable Law, in connection with any COVID-19 Measures or COVID-19 Response or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”), Parent shall, and shall cause each of its Subsidiaries to, (x) use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and (y) conduct its business and operations in compliance in all material respects with all applicable Laws, including timely making all filings required by the SEC, and the requirements of all Contracts that constitute Parent Material Contracts.
(b)Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.1(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law, (iv) in connection with an Asset Disposition, on the terms and subject to the limitations set forth in Section 4.7, (v) in connection with the Pre-Closing Dividend in accordance with Section 5.21, (vi) in connection with any COVID-19 Measures or COVID-19 Response, or (vii) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:
(i)declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise of any Parent Option or vesting of Parent RSUs in accordance with the terms of such award in effect on the date of this Agreement);
(ii)sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security of Parent (except for Parent Common Stock issued upon the valid exercise or settlement of outstanding Parent Options, Parent Warrants or the vesting of Parent RSUs, as applicable, in accordance with their terms as in effect as of the date of this Agreement); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any other instrument convertible into or exchangeable for any capital stock or other security of Parent or any of its Subsidiaries;
(iii)amend any of its or any of its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iv)form any Subsidiary or acquire any equity interest or other interest in any other Entity, or enter into a joint venture with any other Entity;
(v)(A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of $250,000;
(vi)other than as required by applicable Law or by the terms of any Parent Benefit Plan as in effect on the date of this Agreement and disclosed in Section 3.17(a) of the Parent Disclosure Schedule: (A) adopt, terminate, establish or enter into any Parent Benefit Plan; (B) cause or permit any Parent Benefit Plan to be amended in any material respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any Parent Associate; or (D) increase or otherwise modify the severance, retention or change of control benefits offered to any current or former or new Parent Associate;
(vii)enter into any Contract with a labor union, labor organization, or similar Person, except as otherwise required by applicable Law;
(viii)(A) hire or engage, or offer to hire, any director, officer, employee or consultant, or (B) enter into, amend or extend the term of any employment or consulting agreement with any Parent Associate;
(ix)enter into any material transaction;
(x)acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such assets or properties;
(xi)make, change or revoke any material Tax election, file any material amended Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six months), or change any material accounting method in respect of Taxes;
(xii)(A) sell, assign, transfer, allow to lapse or expire, pledge, abandon, discontinue, fail to maintain or otherwise dispose of any right, title or interest of Parent or any of its Subsidiaries in any material Parent IP, or (B) license, sublicense or otherwise encumber (other than pursuant to a non-exclusive license granted to contract research organizations, including clinical trial sites and clinical trial services provides, or contract manufacturing organizations, in each case, (x) with whom Parent or any of its Subsidiaries has previously entered into Contracts prior to the Effective Time and (y) who are engaged to provide services directly related to clinical studies and manufacturing of any product candidate of Parent, provided that the scope of any such non-exclusive license grant is limited to only the extent necessary for such Persons to perform their obligations under the respective Contracts) any right, title or interest of Parent or any of its Subsidiaries in any material Parent IP;
(xiii)enter into, amend or terminate any Parent Material Contract (or any Contract that would have been a Parent Material Contract if in effect on or prior to the date of this Agreement);
(xiv)(A) materially change pricing or royalties or other payments set or charged by Parent or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property Rights to Parent or any of its Subsidiaries;
(xv)make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, other than those expenditures or Liabilities that (A) will not survive the Closing, (B) are discharged or satisfied prior to the Closing, and/or (C) are taken into account in the calculation of Net Cash;
(xvi)waive, settle or compromise any pending or threatened Legal Proceeding against Parent or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $75,000 individually or in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not (1) impose any restriction on the operations or business of Parent or its Subsidiaries (nor on the Company or any of its Subsidiaries, from and after the Closing), (2) involve any equitable relief and (3) do not involve admission of any wrongdoing by Parent or any of its Subsidiaries; or
(xvii)agree, resolve or commit to do any of the foregoing.
Notwithstanding anything to the contrary contained herein, nothing herein shall prevent Parent or any of its Subsidiaries from taking or not taking any action, including the establishment of any policy, procedure or protocol, in response to COVID-19 or any COVID-19 Measures or otherwise take any COVID-19 Response and (a) no such actions or failure to take such actions or COVID-19 Responses shall be deemed to violate or breach this Agreement in any way, (b) all such actions or failures to take such actions or COVID-19 Responses shall be deemed to constitute an action taken in the Ordinary Course of Business and (c) no such actions or failures to take such actions or COVID-19 Responses shall serve as a basis for the Company to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied.
Notwithstanding the generality of the foregoing, nothing set forth in this Section 4.1 shall restrict Parent’s right to effectuate one or more Asset Dispositions, on the terms and subject to the limitations set forth in Section 4.7, or the Pre-Closing Dividend, on the terms and subject to the limitations set forth in Section 5.21, it being understood that Section 4.7 and Section 5.21 contains the parties’ entire agreement pertaining to Parent’s rights and obligations in connection with the preparation for, and negotiation and execution of, one or more Asset Dispositions prior to the Closing and the Pre-Closing Dividend. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
4.2Operation of the Company’s Business.
(a)Except as set forth in Section 4.2(a) of the Company Disclosure Schedule, as expressly permitted by this Agreement, as required by applicable Law, in connection with any COVID-19 Measures or COVID-19 Response or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, each of the Company and its Subsidiaries shall (i) use commercially reasonable efforts to conduct its respective business and operations in the Ordinary Course of Business and (ii) conduct its business and operations in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts.
(b)Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, (iv) in connection with any COVID-19 Measures or COVID-19 Response, or (v) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:
(i)declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise of any Company Option in accordance with the terms of such award in effect on the date of this Agreement);
(ii)except as contemplated by the Company Pre-Closing Financing or the Conversion in accordance with the Convertible Note Conversion Agreement, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise or settlement of Company Options in accordance with their terms as in effect as of the date of this Agreement); (B) any option, warrant or right to acquire any capital stock or any other security, other than options grants to employees and service providers in the Ordinary Course of Business; or (C) any other instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;
(iii)amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination,

recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iv)form any Subsidiary or acquire any equity interest or other interest in any other Entity, or enter into a joint venture with any other Entity;
(v)(A) lend money to any Person (except for the advancement of reasonable expenses to employees, directors and consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others or (D) except as contemplated by the Company’s capital expenditure budget and operating budget made available to Parent, make any capital expenditure or commitment in excess of $350,000;
(vi)acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;
(vii)sell, assign, license, sublicense, transfer, allow to lapse or expire, pledge, abandon, discontinue, fail to maintain or otherwise dispose of any right, title or interest of the Company or any of its Subsidiaries in any material Company IP (other than pursuant to a non-exclusive license in the Ordinary Course of Business);
(viii)make, change or revoke any material Tax election file any material amended Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six months), or change any material accounting method in respect of Taxes;
(ix)enter into, materially amend or terminate any Company Material Contract (or any Contract that would have been a Company Material Contract if in effect on or prior to the date of this Agreement) other than in the Ordinary Course of Business;
(x)waive, settle or compromise any pending or threatened Legal Proceeding against the Company or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $75,000 individually or in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not (1) impose any material restriction on the operations or business of the Company or its Subsidiaries (nor, following the Closing, on Parent or any of its Subsidiaries), (2) involve any equitable relief and (3) involve admission of any wrongdoing by the Company or any of its Subsidiaries; or
(xi)agree, resolve or commit to do any of the foregoing.
Notwithstanding anything to the contrary contained herein, nothing herein shall prevent the Company or any of its Subsidiaries from taking or not taking any action, including the establishment of any policy, procedure or protocol, in response to COVID-19 or any COVID-19 Measures or otherwise take any COVID-19 Response and (a) no such actions or failure to take such actions or COVID-19 Responses shall be deemed to violate or breach this Agreement in any way, (b) all such actions or failures to take such actions or COVID-19 Responses shall be deemed to constitute an action taken in the Ordinary Course of Business and (c) no such actions or failures to take such actions or COVID-19 Responses shall serve as a basis for Parent to terminate this Agreement or assert that any of the conditions to the Closing contained herein have not been satisfied.
(c)Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
4.3Access and Investigation.
(a)Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (i) provide the other Party and such other Party’s Representatives with reasonable access, upon reasonable notice and during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (ii) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (iii) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the principal financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate; and (iv) make available to the other Party copies of unaudited financial statements and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 4.3(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party and to comply with applicable COVID-19 Measures and COVID-19 Responses.
(b)Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or if access would jeopardize protections afforded the Party under the attorney-client privilege or the attorney work product doctrine, violate applicable Law or breach such Party’s confidentiality obligations to a third party in effect as of the date of this Agreement; provided, however, that such Party shall use commercially reasonable efforts to allow for such access in a manner that does not violate any such applicable Law or jeopardize protections afforded the Party under the attorney-client privilege or the attorney work product doctrine, including by entering into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably required by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.
4.4Parent Non-Solicitation.
(a)Except as expressly permitted by this Agreement, Parent agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its

Subsidiaries authorize any of its Representatives to (and shall use reasonable best efforts to cause such Representative not to), directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding Parent to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions contained in this Section 4.4) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.4); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement permitted under this Section 4.4(a)); or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to obtaining the Required Parent Stockholder Vote, Parent may furnish non-public information regarding Parent to, and enter into discussions or negotiations with, any Person in response to a bona fide written unsolicited Acquisition Proposal by such Person, which the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and financial advisers, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Parent nor any of its Representatives shall have breached this Section 4.4 in any material respect; (B) the Parent Board concludes in good faith, after consultation with Parent’s outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law; (C) at least two Business Days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, Parent gives the Company written notice of the identity of such Person and of Parent’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) Parent receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to Parent as those contained in the Confidentiality Agreement; and (E) at least two Business Days prior to furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by Parent to the Company). Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any Representative of Parent (whether or not such Representative is purporting to act on behalf of Parent) takes any action that, if taken by Parent, would constitute a breach of this Section 4.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by Parent for purposes of this Agreement.
(b)If Parent or any Representative of Parent receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Parent shall promptly (and in no event later than twenty-four hours after Parent becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the Company in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry (subject to any confidentiality restrictions that may be in place between Parent and such Person as of the date of this Agreement), and a copy of the Acquisition Proposal or Acquisition Inquiry, or if the Acquisition Proposal or Acquisition Inquiry is not written, the terms thereof, and the material terms thereof). Parent shall keep the Company reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto. In addition to the foregoing, Parent shall provide the Company with reasonable advance (and in any event not less than 24 hours) written notice of a meeting of the Parent Board (or any committee thereof) at which the Parent Board (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Inquiry it has received.

(c)Parent shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information of Parent provided to such Person.
4.5Company Non-Solicitation.
(a)Except as expressly permitted by this Agreement, the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to (and shall use reasonable best efforts to cause each such Representative not to), directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions contained in this Section 4.5) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.3); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement permitted under this Section 4.5(a)); or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.5 and subject to compliance with this Section 4.5, prior to obtaining the Required Company Stockholder Vote, the Company may furnish non-public information regarding the Company to, and enter into discussions or negotiations with, any Person in response to a bona fide written unsolicited Acquisition Proposal by such Person, which the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisers, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither the Company nor any of its Representatives shall have breached this Section 4.5 in any material respect; (B) the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law; (C) at least two Business Days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, the Company gives Parent written notice of the identity of such Person and of the Company’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) the Company receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions), at least as favorable to the Company as those contained in the Confidentiality Agreement; and (E) at least two Business Days prior to furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 4.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by the Company for purposes of this Agreement.
(b)If the Company or any Representative of the Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than twenty-four hours after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Parent in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry (subject to any confidentiality restrictions that may be in place between the Company and such Person as of the date of this Agreement), and a copy of the Acquisition Proposal or Acquisition Inquiry, or if the Acquisition Proposal or Acquisition Inquiry is not written, the terms thereof, and the material terms thereof). The Company shall keep Parent reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto. In addition to the foregoing, the Company shall provide Parent with reasonable advance (and in any event not less than 24 hours) written notice of a meeting of the Company Board (or any committee thereof) at which the Company Board (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Inquiry it has received.
(c)The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information of the Company or any of its Subsidiaries provided to such Person.
4.6Notification of Certain Matters.
(a)During the Pre-Closing Period, the Company shall promptly notify Parent (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Company or its Subsidiaries is commenced, or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries or, to the Knowledge of the Company, any director, officer or Key Employee of the Company or its Subsidiaries; (iii) the Company becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of the Company to comply with any covenant or obligation of the Company; in the case of (iii) and (iv) that will or could reasonably be expected to result in the failure by the Company to satisfy any of the conditions set forth in Section 6 or Section 7. No notification given to Parent pursuant to this Section 4.6(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company or any of its Subsidiaries contained in this Agreement or the Company Disclosure Schedule for purposes of Section 6 or Section 7, as applicable.
(b)During the Pre-Closing Period, Parent shall promptly notify the Company (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Parent or its Subsidiaries is commenced, or, to the Knowledge of Parent, threatened against Parent or its Subsidiaries or, to the Knowledge of Parent, any director, officer or Key Employee of Parent or its Subsidiaries; (iii) Parent becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of Parent to comply with any covenant or obligation of Parent or Merger Sub; in the case of (iii) and (iv) that will or could reasonably be expected to result in the failure by Parent to satisfy any of the conditions set forth in Section 6 or Section 8. No notification given to the Company pursuant to this Section 4.6(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent contained in this Agreement or the Parent Disclosure Schedule for purposes of Section 6 or Section 8, as applicable.
4.7Potentially Transferable Assets.
(a)Parent shall be entitled, but under no obligation, to sell, transfer, license, assign or otherwise divest Potentially Transferable Assets in a transaction or series of transactions;

provided, that any such sale, transfer, license or other disposition must be expressly approved by the Parent Board (each, an “Asset Disposition” and collectively, the “Asset Dispositions”).
(b)Parent shall keep the Company reasonably apprised of any developments related to the Asset Dispositions and any transactions undertaken pursuant to this Section 4.7. Without limiting the foregoing, Parent shall provide the Company with notice of Parent’s intention to enter into any definitive written agreement (each, a “Sale Agreement”) providing for the consummation of an Asset Disposition (such notice to include copies of the proposed execution form of such agreement) or otherwise to consummate an Asset Disposition, at least ten Business Days prior to the execution of such Sale Agreement or to otherwise consummate an Asset Disposition. Parent shall not enter into a Sale Agreement or otherwise consummate an Asset Disposition that would result in a Material Continuing Obligation without first obtaining the prior written consent of the Company, such consent not to be unreasonably withheld, delayed or conditioned (it being understood that if the Company does not notify Parent by the tenth Business Day following receipt of the applicable notice from Parent that the Company has not consented to the entry into such Sale Agreement, then the Company shall be deemed to have given its consent).
Section 5.ADDITIONAL AGREEMENTS OF THE PARTIES.
5.1Registration Statement; Proxy Statement/Prospectus.
(a)As promptly as practicable after the date of this Agreement (but in no event later than 30 days following the date of this Agreement), Parent shall, in cooperation with the Company, prepare and cause to be filed with the SEC, the Registration Statement, in which the Proxy Statement/Prospectus will be included, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued by virtue of the Merger or the Conversion. Each of Parent and the Company shall use their commercially reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Parent Common Stock pursuant to the Merger or the Conversion. Each of the Parties shall furnish all information concerning itself and their Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and the Proxy Statement/Prospectus.
(b) Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), will comply with applicable U.S. federal securities laws and the DGCL in all material respects, and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company covenants and agrees that the information supplied, or to be supplied, by or on behalf of the Company or any of its Subsidiaries to Parent for inclusion in the Registration Statement (including the Company Financial Statements) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make such information, in light of the circumstances in which they were made, not misleading. Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information furnished in writing by the Company or any of its Subsidiaries or any of their representations specifically for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. The Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), including any amendments thereto, shall be subject to the Company’s advance review and reasonable approval. Each of the Parties shall use commercially reasonable efforts to cause the Registration Statement, including the Proxy Statement/Prospectus, to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement/Prospectus to be mailed to holders of Parent Common Stock as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If Parent, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement/Prospectus, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent’s stockholders.
(c)The Company will use commercially reasonable efforts to cause to be delivered to Parent a consent letter of the Company’s independent accounting firm, dated no more than two Business Days before the date on which the Registration Statement becomes effective, that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.
5.2Regulatory Matters.
(a)Subject to the terms and conditions of this Agreement, the Company and Parent shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws to consummate the Merger as promptly as practicable, including in connection with (i) preparing and filing as promptly as practicable with any Governmental Body documentation to effect all necessary or desirable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Body that are necessary or desirable to consummate the Merger as promptly as practicable.
(b)In furtherance and not in limitation of the foregoing, each of the Company and, solely to the extent required under applicable Law as mutually determined by Parent and the Company, Parent shall make, with respect to the Merger: (i) no later than 10 Business Days after the date hereof, a Notification and Report Form pursuant to the HSR Act, as applicable; and (ii) as promptly as practicable after the date hereof, all filings required pursuant to applicable Antitrust Laws as described in Section 5.2(b) of the Company Disclosure Schedule.
(c)Each of the Company and Parent shall (i) respond as promptly as practicable to any inquiries or requests received from any Governmental Body, including in connection with any Antitrust Laws applicable to the Contemplated Transactions, (ii) supply as promptly as practicable any additional information and documentary material that may be requested by a Governmental Body, including pursuant to the HSR Act, as applicable, (iii) if any request for additional information and documents, including a “second request” under the HSR Act, as applicable, is received from any Governmental Body, then substantially comply with any such request at the earliest practicable date, (iv) not extend any waiting period or agree to refile under the HSR Act, as applicable, or any other Antitrust Law except with the prior consent of the other Party, and (v) take all other actions necessary or desirable to cause the expiration or termination of the applicable waiting periods under the HSR Act, as applicable, and any other Antitrust Laws, and obtain all other required consents, authorizations, orders and approvals from Governmental Bodies, as promptly as practicable.
(d)If any objections are asserted with respect to the Contemplated Transactions by any Governmental Body, including under the HSR Act, as applicable, or any other applicable Law (including applicable Antitrust Laws), or if any action is instituted or threatened by any Governmental Body or any private party challenging the transaction as violative of the HSR Act, as applicable, or any other applicable Law (including applicable Antitrust Laws), the Parties shall, and shall cause their respective Affiliates to, take any and all actions to resolve such objections as promptly as practicable and in any event prior to the End Date. The Company and Parent shall oppose, fully and vigorously, (A) any administrative or judicial action or proceeding that is initiated or threatened to be initiated challenging this Agreement or the consummation of the Contemplated Transactions and (B) any request for, the entry of, and seek to have vacated or terminated, any order that could restrain, prevent or delay the consummation of the transaction, including in the case of either (A) or (B) by defending through litigation any action asserted by any Person in any court or before any Governmental Body as may be required (x) by the applicable Governmental Body in order to resolve such objections as such Governmental Body may have to such transactions under the HSR Act, as applicable, or any other applicable Law (including any other applicable Antitrust Law) or (y) by any domestic or foreign court or other tribunal, in any action challenging the transaction as violative of the HSR Act, as applicable, or any other applicable Law (including other applicable Antitrust Law), in order to avoid the entry of, or to effect the dissolution, vacating, lifting, altering or reversal of, any order that has the effect of restricting, preventing or prohibiting the consummation of the transaction.
(e)Subject to applicable Law relating to the sharing of information, each Party shall (i) furnish the other Party with copies of all documents (except documents or portions thereof for which confidential treatment has been requested or given, which the Party may limit to sharing only with the external legal counsel of the other Party) and correspondence (A) prepared by or on behalf of such Party for any Governmental Body and affording the other Party the opportunity to comment and participate in responding, where appropriate; or (B) received by or on behalf of such Party from any Governmental Body, in each case in connection with the consents, authorizations, orders or approvals contemplated by this Section 5.2 and (ii) use reasonable best efforts to consult with and keep the other Party informed as to the status of such matters. Further, no Party shall, nor shall it permit any of its Representatives to, meet or engage in substantive conversations with any Governmental Body or representative of such Governmental Body in connection with obtaining any such consent, authorization, order and approval unless it consults with the other Party in advance and, to the extent not precluded by applicable Law, offers the other Party the opportunity to participate in such meeting or conversation.
5.3Company Stockholder Matters.
(a)Promptly after the Registration Statement shall have been declared effective under the Securities Act, the Company shall prepare, with the cooperation of Parent, and cause to be mailed to its stockholders an information statement, which shall include a copy of the Proxy Statement/Prospectus, and the Company Stockholder Written Consent, in order to solicit the approval of the Company’s stockholders, including the Company’s stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a true and correct copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL (collectively, the “Company Stockholder Matters”). Promptly following receipt of the duly executed Company Stockholder Written Consent from the stockholders representing the Required Company Stockholder Vote, the Company shall deliver a copy of the duly executed Company Stockholder Written Consent to Parent.
(b)The Company agrees that, subject to Section 5.3(c): (i) the Company Board shall recommend that the Company’s stockholders vote to approve the Company Stockholder Matters and shall use its reasonable best efforts to solicit such approval from each of the Company stockholders necessary to deliver the Company Stockholder Written Consent evidencing the Required Company Stockholder Vote within the time set forth in Section 5.3(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, a “Company Board Adverse Recommendation Change”).
(c)Notwithstanding anything to the contrary contained in Section 5.3(b) and subject to compliance with Section 4.5, if at any time prior to the approval and adoption of this Agreement by the Required Company Stockholder Vote, the Company receives a bona fide written Superior Offer, the Company Board may make a Company Board Adverse Recommendation Change, if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would constitute a violation of the Company Board’s fiduciary duties under applicable Law; (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Notice Period (as defined below), negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if after Parent shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would constitute a violation of the Company Board’s fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Parent receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four Business Days in advance of the Company Board Adverse Recommendation Change (the “Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant transaction agreements with any party making a potential Superior Offer, (y) during any Notice Period, Parent shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer, and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Parent with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least two Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.3(c) and the Company Board shall not make a

Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).
(d)The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 5.3(a) and Section 5.3(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal or by any withdrawal or modification of the Company Board Recommendation.
5.4Parent Stockholders’ Meeting.
(a)Promptly after the Registration Statement has been declared effective by the SEC under the Securities Act, Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock for the purpose of seeking approval of this Agreement and the Contemplated Transactions, including:
(i)the amendment of Parent’s certificate of incorporation to effect the Nasdaq Reverse Split;
(ii)the issuance of shares of Parent Common Stock to the Company’s stockholders in connection with the Contemplated Transactions pursuant to the terms of this Agreement;
(iii)the change of control of Parent resulting from the Merger pursuant to Nasdaq rules (the matters contemplated by Sections 5.4(a)(i) through 5.4(a)(iii) are referred to as the “Parent Stockholder Matters,” and such meeting, the “Parent Stockholders’ Meeting”); and
(iv)the approval of the Equity Plan Amendments.
(b)The Parent Stockholders’ Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than 45 days after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholders’ Meeting, or a date preceding the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent may (and at the Company’s request, Parent shall) postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders’ Meeting as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments in reliance on the preceding sentence.
(c)Parent agrees that, subject to Section 5.4(d): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters and shall use its reasonable best efforts to solicit such approval within the timeframe set forth in Section 5.4(b); (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Parent Board recommends that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board with respect to the Parent Stockholder Matters being referred to as the

“Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company, and no resolution by the Parent Board or any committee thereof to withdraw of modify the Parent Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Parent Board Adverse Recommendation Change”).
(d)Notwithstanding anything to the contrary contained in Section 5.4(c) and subject to compliance with Section 4.4, if at any time prior to the approval of Parent Stockholder Matters by the Required Parent Stockholder Vote, Parent receives a bona fide written Superior Offer, the Parent Board may make a Parent Board Adverse Recommendation Change, if, but only if, following the receipt of and on account of such Superior Offer, (i) the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would constitute a violation of the Parent Board’s fiduciary duties under applicable Law; (ii) Parent has, and has caused its financial advisors and outside legal counsel to, during the Notice Period, negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if after the Company shall have delivered to Parent a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Parent Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would constitute a violation of the Parent Board’s fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided, that (x) the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation during the Notice Period, which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change, and written copies of any relevant transaction with any party making a potential Superior Offer, (y) during any Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Acquisition Proposal and Parent will, and will cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer, and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Parent’s stockholders would receive as a result of such potential Superior Offer), Parent shall be required to provide the Company with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least two Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.4(d) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Notice Period so extended (it being understood that there may be multiple extensions).
(e)Parent’s obligation to solicit the consent of its stockholders to approve the Parent Stockholder Matters shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal or by any withdrawal or modification of the Parent Board Recommendation.
(f)Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to Parent’s stockholders if, in the case of the foregoing clause (iii), the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to make such disclosure would be inconsistent with applicable Law, including its fiduciary duties under applicable Law; provided, that in no event shall Parent or the Parent Board make a Parent Board Adverse Recommendation Change except in accordance with the provisions of Section 5.4(d) above.
5.5Company Options, Company Convertible Note, Parent Warrants, and Parent Equity Awards.
(a)Subject to Section 5.5(d), at the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plan and that, following assumption by Parent at the Effective Time, will be eligible to be registered on Form S-8, whether or not vested, shall be converted into and become an option to purchase Parent Common Stock, and Parent shall assume the Company Plan and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plan and the terms of the stock option agreement by which such Company Option is evidenced (but with changes to such documents as Parent and the Company mutually agree are appropriate to reflect the substitution of the Company Options for an option to purchase shares of Parent Common Stock). All other Company Options that are outstanding and unexercised as of immediately prior to the Effective Time shall be canceled immediately prior to the Effective Time. All rights with respect to Company Common Stock subject to Company Options assumed by Parent shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon the exercise of each Company Option assumed by Parent shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (x) to the extent provided under the terms of a Company Option and the Company Plan, such Company Option may be further adjusted as necessary to reflect Parent’s substitution of the Company Options with options to purchase Parent Common Stock (such as by making any change in control or similar definition relate to Parent and having any provision that provides for the adjustment of Company Options upon the occurrence of certain corporate events relate to corporate events that relate to Parent and/or Parent Common Stock); and (y) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Parent. Notwithstanding anything to the contrary in this Section 5.5(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Parent Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option shall not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.
(b)Parent shall file with the SEC, promptly after the Effective Time, a registration statement on Form S-8 (or any successor or alternative form), relating to the shares of Parent Common Stock issuable with respect to Company Options assumed by Parent in accordance with Section 5.5(a).

(c)Subject to Section 5.5(d), as of immediately after the Effective Time, the Company Convertible Note shall convert into shares of Parent Common Stock in accordance with the Convertible Note Conversion Agreement, as amended or supplemented.
(d)Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plan and otherwise) to effectuate the provisions of Section 5.5(a) and Section 5.5(c) and to ensure that, from and after the Effective Time, holders of Company Options and the Company Convertible Note have no rights with respect thereto other than those specifically provided in Section 5.5.
(e)Prior to the Closing, Parent shall notify the holders of the Parent Warrants of the Contemplated Transactions in accordance with the terms of the applicable Parent Warrants and, at the Effective Time, each Parent Warrant that is outstanding and unexercised immediately prior to the Effective Time, shall survive the Closing and remain outstanding in accordance with its terms.
(f)Prior to the Effective Time, the Parent Board shall have the right, in its sole discretion, to adopt appropriate resolutions and take all other actions necessary and appropriate to provide that each Parent RSU and/or each Parent Option, to the extent unvested immediately prior to the Effective Time, be accelerated in full effective as of immediately prior to the Effective Time. At the Effective Time, each Parent RSU and/or each Parent Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall survive the Closing and remain outstanding in accordance with its terms.
5.6Indemnification of Officers and Directors.
(a)From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of Parent or the Company and their respective Subsidiaries, respectively (the “D&O Indemnified Parties”), against all claims, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements and investigation costs, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, or any other actual, threatened or completed proceeding arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, officer, fiduciary or agent of Parent or of the Company or their respective Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under applicable Law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Corporation, jointly and severally, upon receipt by Parent or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided, that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
(b)The provisions of Parent’s Organizational Documents with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent that are presently set forth in the certificate of incorporation and bylaws of Parent shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent, unless such modification is required by applicable Law. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of the Company.
(c)From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor, and Parent shall cause the Surviving Corporation to fulfill and honor, in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.
(d)From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, prior to the Effective Time, Parent shall purchase a six-year prepaid “tail policy” through Parent’s recognized broker of record for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, and retentions that are no less favorable than the coverage provided under Parent’s existing policies as of the date of this Agreement and with limits of liability no less than $20,000,000, in each case with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Parent by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions) (the “D&O Tail Policy”). For clarity, the cost of any such D&O Tail Policy, to the extent unpaid as of the Effective Time, shall reduce the amount of Net Cash.
(e)From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.6 in connection with their successful enforcement of the rights provided to such persons in this Section 5.6.
(f)The provisions of this Section 5.6 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives. The obligations set forth in this Section 5.6 shall not be terminated, amended or otherwise modified in any manner that adversely affects any D&O Indemnified Party (and their heirs and Representatives) without the prior written consent of such affected D&O Indemnified Party (or their heirs and Representatives),
(g)In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.6. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.6.

5.7Additional Agreements. In addition to each Party’s obligations in Section 5.2, the Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (a) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (b) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained by such Party in connection with the Contemplated Transactions pursuant to any applicable Law or any Contracts set forth in Schedule 5.7; (c) shall use reasonable best efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; (d) in the case of Parent, commercially reasonable efforts to resolve the matters set forth on Schedule N, either without any Material Continuing Obligation, except for obligations which would reduce Net Cash pursuant to the definition thereof; and (e) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.
5.8Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by, and mutually acceptable to, the Company and Parent and thereafter Parent and the Company shall obtain the consent of the other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Parent Associates or Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Contemplated Transactions and shall not issue any such press release, public statement or announcement to Parent Associates or Company Associates without the other Party’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Parent SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement such Party has determined in good faith, upon the advice of outside legal counsel, is required by applicable Law; and (c) a Party need not consult with the any other Party in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.4(e) or with respect to any Acquisition Proposal, Parent Board Adverse Recommendation Change or Company Board Adverse Recommendation Change, as applicable, or with respect to Parent only, pursuant to Section 5.4(f).
5.9Listing. During the Pre-Closing Period, Parent shall use its commercially reasonable efforts: (a) to maintain its existing listing on Nasdaq and to obtain approval of the listing of the combined corporation on Nasdaq; (b) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions; (c) to prepare and timely submit to Nasdaq a notification form of the Nasdaq Reverse Split and to submit a copy of the amendment to Parent’s certificate of incorporation to effect the Nasdaq Reverse Split certified by the Secretary of State of the State of Delaware to Nasdaq on the Closing Date; (d) to the extent required by Nasdaq Listing Rule 5110, to file an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be approved; and (e) in the event of receipt of a Nasdaq delisting determination, Parent will request a hearing to appeal the delisting determination and will pay the appropriate fee to Nasdaq to appeal the delisting determination. Prior to the Effective Time, each Party will promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its Representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Company will cooperate with Parent as reasonably requested by Parent with respect to the Nasdaq Listing Application and promptly furnish to Parent all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.9.
5.10Tax Matters.
(a)For U.S. federal income Tax purposes, (i) the Parties intend that (A) the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (B) the Nasdaq Reverse Split qualify as a “recapitalization” within the meaning of Section 368(a)(1)(e) of the Code (collectively, the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which Parent, Merger Sub and the Company are parties under Section 368(b) of the Code. The Parties shall treat and shall not take any tax reporting position inconsistent with the Intended Tax Treatment, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
(b)The Parties acknowledge and agree that each has relied upon the advice of its own tax advisors in connection with the Merger and the Contemplated Transactions and that none of the Company, on the one hand, and Parent and Merger Sub, on the other hand, makes any representation or warranty as to the Intended Tax Treatment, other than the representations and warranties contained in Sections 2.16(h) and 3.16(h), respectively.
(c)The Parties shall use their respective commercially reasonable efforts to cause the Merger to qualify, and will not take any action or cause or permit any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment.
(d)Parent shall prepare and file, or cause to be prepared and filed, any IRS Forms 8937 that are required to be filed in connection with the Contemplated Transactions.
(e)In the event that the SEC requests or requires a tax opinion in connection with the Contemplated Transactions, each of Parent and the Company shall use its commercially reasonable efforts to deliver a “Tax Representation Letter,” signed by an officer of Parent and/or the Company, as applicable, containing customary representations of Parent and Merger Sub or Company, as applicable, in each case, as shall be reasonably necessary or appropriate to enable legal counsel to provide an opinion relating to the Contemplated Transactions.
5.11Legends. Parent shall be entitled to place appropriate legends on the book entries evidencing any shares of Parent Common Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock.
5.12Directors and Officers. Parent shall cause, effective as of the Effective Time, the Parent Board to be composed of seven members, to serve in the respective director class set forth opposite such member’s name on Schedule 5.12, which shall consist of (a) one such member designated by Parent as set forth on Schedule 5.12 under the heading “Directors” (the “Parent Designee”), and (b) six such members designated by the Company as set forth on Schedule 5.12 under the heading “Directors” (the “Company Designees”). Furthermore, the Parties shall take all necessary action so that the Persons listed in Schedule 5.12 under the headings “Officers” or “Directors”, as applicable, are elected or appointed, as applicable, to the positions of officers or directors of Parent and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. If any Person named in Schedule 5.12 as a director is unable or unwilling to serve as a director of Parent after the Effective Time, as set forth therein, the Party appointing such Person shall designate a successor. Other than with respect to the Parent Designee, prior to the Closing, Parent shall deliver to the Company written resignations, in a form reasonably satisfactory to the Company, of each pre-Closing member of the Parent Board.
5.13Termination of Certain Agreements and Rights. The Company shall cause the Investor Agreements (excluding the Company Stockholder Support Agreements and the Company Lock-Up Agreements) to be terminated, contingent upon, and to take effect as of immediately prior to, the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.
5.14Section 16 Matters. Prior to the Effective Time, Parent shall take all such steps as may be required to cause any acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) in connection with the Contemplated Transactions, by each individual who is or is reasonably expected to become, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act. At least 30 calendar days prior to the Closing Date, the Company shall furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Capital Stock owned by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger; and (b) the number of other derivative securities (if any) with respect to Company Capital Stock owned by such individual and expected to be converted into shares of Parent Common Stock, restricted stock awards to acquire Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.
5.15Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.
5.16Allocation Certificates.
(a)The Company will prepare and deliver to Parent at least two Business Days prior to the Closing Date a certificate signed by the Chief Executive Officer or Chief Financial Officer of the Company setting forth, as of immediately prior to the Effective Time, after giving effect to the Pre-Closing Financing: (i) each holder of Company Capital Stock and Company Options; (ii) such holder’s name and address; (iii) the number and type of Company Capital Stock held and/or underlying the Company Options as of immediately prior to the Effective Time for each such holder and the per share exercise price of each Company Option; and (iv) the number of shares of Parent Common Stock to be issued to such holder, or to underlie any Parent Option to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock or Company Options held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).
(b)Parent will prepare and deliver to the Company at least two Business Days prior to the Closing Date a certificate signed by the Chief Executive Officer or Chief Financial Officer of Parent, setting forth (as of immediately prior to the Effective Time), the number of Parent Outstanding Shares and each component thereof (broken down by outstanding shares of Parent Common Stock, Parent Options, Parent RSUs and Parent Warrants).

5.17Company Financial Statements. The Company will furnish to Parent Company Financial Statements required to be included in the Registration Statement prior to the initial filing of such Registration Statement and in no event later than 15 calendar days after the date hereof; provided that, for clarity, the final, signed audit opinion with respect to such Company Financial Statements shall not be provided until the date of filing of the Registration Statement. The Company shall also furnish to Parent unaudited interim financial statements for each interim period completed prior to Closing required to be included in the Registration Statement prior to the initial filing of such Registration Statement and in no event later than 15 calendar days after the date hereof.
5.18Takeover Statutes. If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, Parent and the Parent Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.
5.19Stockholder Litigation. Each Party shall give the other Party the opportunity to participate in the settlement or defense of any stockholder litigation brought or threatened against such Party or any of its directors and officers relating to or challenging this Agreement or the consummation of the Contemplated Transactions (each, a “Transaction Litigation”), and no such settlement shall be agreed to without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting in any way the Parties’ obligations under Section 5.19, each of Parent and the Company will cooperate, and cause its Subsidiaries to cooperate, and shall use its reasonable best efforts to cause its Representatives to cooperate, in the defense against any Transaction Litigation. All costs and expenses, including attorney’s fees and settlement costs, incurred in connection with any Transaction Litigation shall be treated in accordance with the definition of Net Cash.
5.20Employee Benefits.
(a)Immediately following the Effective Time, the employment and service, as applicable, of each employee, independent contractor or officer of Parent, subject to the exceptions listed in Section 5.20(a) of the Parent Disclosure Schedule (each, a “Terminated Parent Associate”) who remains employed or engaged immediately prior to the Effective Time shall automatically terminate. Each such termination shall be deemed to be an involuntary termination without “cause” after a “change in control transaction” or a “covered termination”, as applicable, and Parent shall comply with the terms of any employment, severance, retention, change of control, or similar Contract or Parent Benefit Plan specified in Section 3.17(a) of the Parent Disclosure Schedule; provided, however, that any Terminated Parent Associate who is an employee of Parent as of the Effective Time and is terminated in accordance with the immediately preceding sentence and is not otherwise party to such Contract or subject to such a Parent Benefit Plan, shall be paid severance by Parent equal to two weeks of base salary plus one week of base salary for each full or partial year of employment with Parent, but no less than a minimum of 12 weeks of base salary, subject to such releases of claims against Parent and the Company and their agents, representatives, and other customary releases as the Company shall require. Notwithstanding the forgoing, any severance pay or severance benefits payable, including payments to cover COBRA, to Terminated Parent Associates pursuant to any employment, severance, retention, change of control, or similar Contract or Parent Benefit Plan specified in Section 3.17(a) of the Parent Disclosure Schedule as a result of the Effective Time, to the maximum extent permitted by Code Section 409A, be paid in lump sum as soon as practicable following the Effective Time, provided that the Terminated Parent Associate consents to the lump sum severance payment (to the extent required). From time to time after the date hereof, Parent may update Section 5.20(a) of the Parent Disclosure Schedule upon the prior written consent of the Company.

(b)Each Person, other than any Person who has previously entered into a Contract with Parent providing for the payment of severance benefits and/or is a Terminated Parent Associate, who is an employee of Parent as of the Effective Time and who is terminated by Parent following the Effective Time shall be entitled to severance benefits to be paid by Parent pursuant to Parent’s current severance practice, but in no event shall such severance benefits be less than two weeks of base salary plus one week of base salary for each full or partial year of employment with Parent, but no less than a minimum of 12 weeks of base salary, subject to such releases of claims against Parent and the Company and their agents, representatives, and other customary releasees as the Company shall require. For the avoidance of doubt, all such payments under this Section 5.20(b) shall not be included in the calculation of Parent Transaction Expenses nor in the calculation of Net Cash.
5.21Pre-Closing Dividend. Prior to the Effective Time, Parent may (a) declare a dividend (the “Pre-Closing Dividend”) to its common stockholders of record consisting of (i) the right to receive one contingent value right (each, a “CVR”) for each outstanding share of Parent Common Stock held by such stockholder as of such date, each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement in the form attached hereto as Exhibit D (the “CVR Agreement”) and (ii) cash in an amount not to exceed $25,000,000 in the aggregate subject to satisfaction of Parent’s obligation set forth in Section 8.5 and (b) make any necessary equitable adjustment required under the Parent Stock Plans. The record date for the Pre-Closing Dividend shall be a date agreed by Parent and the Company prior to the Effective Time and the payment date for which shall be three Business Days after the Effective Time; provided, that the payment of such dividend may be conditioned upon the occurrence of the Effective Time. In connection with the Pre-Closing Dividend, Parent shall cause the CVR Agreement to be duly authorized, executed and delivered by Parent and a rights agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld, delayed or conditioned).
5.22Nasdaq Reverse Split. Parent shall submit to Parent’s stockholders at the Parent Stockholders Meeting a proposal to approve and adopt an amendment to Parent’s certificate of incorporation to authorize the Parent Board to effect the Nasdaq Reverse Split, and shall take such other actions as shall be reasonably necessary to effectuate the Nasdaq Reverse Split.
5.23Parent SEC Documents. From the date of this Agreement until the Effective Time, Parent shall use commercially reasonable efforts to timely file with the SEC all Parent SEC Documents. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document filed by Parent with the SEC shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act.
5.24Obligations of Merger Sub. Parent will take all actions necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.
Section 6.CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY
The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.
6.2Stockholder Approval. (i) Parent shall have obtained the Required Parent Stockholder Vote and (ii) the Company shall have obtained the Required Company Stockholder Vote.
6.3Listing. The existing shares of Parent Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date, the approval of the listing of additional shares of Parent Common Stock on Nasdaq shall have been obtained and the shares of Parent Common Stock to be issued in the Merger and the Conversion pursuant to this Agreement shall have been approved for listing on Nasdaq.
6.4Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.
Section 7.ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB
The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:
7.1Accuracy of Representations. The Company Fundamental Representations shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). The Company Capitalization Representations shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company set forth in Section 2.8(b) shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date. The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations, the Company Capitalization Representations and the representations and warranties of the Company set forth in Section 2.8(b)) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date, except (a) in each case, or in the aggregate, where the failure to be true and correct would not have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2Performance of Covenants. The Company shall have performed or complied in all material respects with the agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.
7.3Closing Certificate. Parent shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 7.1, 7.2 and 7.5 have been duly satisfied and (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.16 is true and accurate in all respects as of the Closing Date.
7.4FIRPTA Certificate. Parent shall have received (i) an original signed statement from the Company that the Company Common Stock is not a “United States real property interest,” as defined in Section 897(c) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice to be delivered to the IRS by Parent in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of the Company, and in form and substance reasonably acceptable to Parent. If Parent does not receive the certification and notice described above on or before the Closing Date, Parent’s sole remedy shall be to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code.
7.5Termination of Investor Agreements. The Investor Agreements shall have been terminated.
7.6Company Lock-Up Agreements. The Company Lock-Up Agreement will continue to be in full force and effect as of immediately following the Effective Time.
Section 8.ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY
The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:
8.1Accuracy of Representations. The Parent Fundamental Representations shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). The Parent Capitalization Representations shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications set forth in the preceding clause (x), as of such particular date). The representations and warranties of Parent and Merger Sub set forth in Section 3.8(b) shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on and as of such date. The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations, the Parent Capitalization Representations or the representations and warranties of Parent and Merger Sub set forth in Section 3.8(b)) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
8.2Performance of Covenants. Parent and Merger Sub shall have performed or complied in all material respects with their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.
8.3Documents. The Company shall have received the following documents, each of which shall be in full force and effect:
(a)a certificate executed by the Chief Executive Officer of Parent confirming that the conditions set forth in Sections 8.1, 8.2, and 8.5 have been duly satisfied;
(b)a copy of the CVR Agreement, duly executed by Parent and the Rights Agent (as defined therein); and
(c)a written resignation, in a form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by each of the officers and directors, from their positions as such, of Parent who are not to continue as officers or directors (as applicable) of Parent after the Closing pursuant to Section 5.12, such resignation not effecting such officer’s or directors’ status as an employee (if applicable), including any characterization of their cessation from employment.
8.4Parent Lock-Up Agreements. The Parent Lock-Up Agreements will continue to be in full force and effect as of immediately following the Effective Time.
8.5Minimum Parent Final Net Cash. The Final Net Cash shall have been determined in accordance with Section 1.11 to be greater than or equal to $100,000,000.
Section 9.TERMINATION
9.1Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):
(a)by mutual written consent of Parent and the Company;
(b)by either Parent or the Company if the Contemplated Transactions shall not have been consummated by January 31, 2023 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement; provided, further, however, that, in the event that a request for additional information has been made by any Governmental Body, or in the event that the SEC has not declared effective under the

Securities Act the Registration Statement by the date which is 60 days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date to the date that is 60 days after the date that the SEC has declared effective the Registration Statement under the Securities Act, but in any event no more than 60 days after the original End Date, by written notice to the other Party;
(c)by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;
(d)by Parent if the Company Stockholder Written Consent evidencing the Required Company Stockholder Vote shall not have been obtained within ten Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Company Stockholder Written Consent evidencing the Required Company Stockholder Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.1(d);
(e)by either Parent or the Company if (i) the Parent Stockholders’ Meeting (including, if applicable, following adjournments or postponements thereof as permitted or required pursuant to Section 5.4(b)) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters and (ii) the Parent Stockholder Matters shall not have been approved at the Parent Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(e) shall not be available to Parent if Parent’s actions or failure to act has been a principal cause of the failure of Parent to obtain the Required Parent Stockholder Vote and such action or failure to act constitutes a breach by Parent of this Agreement;
(f)by the Company (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;
(g)by Parent (at any time prior to the Required Company Stockholder Vote being obtained) if a Company Triggering Event shall have occurred;
(h)by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by the End Date by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective); or

(i)by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective).
The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefore described in reasonable detail.

9.2Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 9.3, Section 10 and the definitions of the defined terms in such Sections shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any covenant or other obligation contained in this Agreement.
9.3Expenses; Termination Fees.
(a)Except as set forth in this Section 9.3, whether or not the Merger is consummated, (i) all Parent Transaction Expenses shall be paid by Parent (or on behalf of Parent) at or prior to the Closing and (ii) all Company Transaction Expenses shall be paid by the Company at or prior to the Closing; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in relation to the filings by the Parties under any filing requirement under any Antitrust Law, to the extent applicable to this Agreement and the transactions contemplated hereby; provided, further, however, that Parent and the Company shall also share equally all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC and the filings with Nasdaq pursuant to Sections 5.9(b) and (d).
(b)If (i) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b) (and the Required Parent Stockholder Vote has not been obtained by Parent) or Section 9.1(e), (ii) at any time after the date of this Agreement and prior to the Parent Stockholder Meeting, an Acquisition Proposal with respect to Parent shall have been publicly announced or disclosed or otherwise communicated to Parent or the Parent Board (and shall not have been withdrawn), and (iii) within 12 months after the date of such termination, Parent consummates any Subsequent Transaction, then Parent shall pay to the Company, upon consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $7,600,000 (the “Company Termination Fee”). If this Agreement is terminated by the Company pursuant to Section 9.1(f), then Parent shall pay to the Company the Company Termination Fee within two Business Days of such termination.

(c)If (i) this Agreement is terminated by Parent pursuant to Section 9.1(b) (and the Required Company Stockholder Vote has not been obtained by the Company) or Section 9.1(d), (ii) at any time after the date of this Agreement and before obtaining the Required Company Stockholder Vote, an Acquisition Proposal with respect to the Company shall have been publicly announced or disclosed or otherwise communicated to the Company or the Company Board (and shall not have been withdrawn), and (iii) within 12 months after the date of such termination, the Company consummates any Subsequent Transaction, then the Company shall pay to Parent, upon consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $5,490,000 (the “Parent Termination Fee”). If this Agreement is terminated by Parent pursuant to Section 9.1(g), then the Company shall pay to Parent the Parent Termination Fee within two Business Days of such termination.
(d)If this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(e) or by the Company pursuant to Section 9.1(f) or Section 9.1(h), then Parent shall reimburse the Company for all reasonable out of pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions, up to a maximum of $1,750,000, by wire transfer of same day funds within five Business Days following the date on which the Company submits to Parent true and correct copies of reasonable documentation supporting such expenses.
(e)If this Agreement is terminated by Parent pursuant to Section 9.1(d), Section 9.1(g) or Section 9.1(i), then the Company shall reimburse Parent for all reasonable out of pocket fees and expenses incurred by Parent in connection with this Agreement and the Contemplated Transactions, up to a maximum of $1,750,000, by wire transfer of same day funds within five Business Days following the date on which Parent submits to the Company true and correct copies of reasonable documentation supporting such expenses.
(f)If a Party fails to pay when due any amount payable by it under this Section 9.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.
(g)The Parties agree that, subject to Section 9.2, (i) payment of the fees and expenses in this Section 9.3 shall, in the circumstances in which they are owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of each Party following the termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Parent or the Company be required to pay the individual amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following the termination of this Agreement under the circumstances described in this Section 9.3 and the payment of the fees and expenses set forth in this Section 9.3 by a Party, (A) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (B) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Party giving rise to such termination or the failure of the Contemplated

Transactions to be consummated and (C) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated.
(h)Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Party in the circumstances in which such amount is payable.
Section 10.MISCELLANEOUS PROVISIONS
10.1Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.
10.2Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Parent at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.
10.3Waiver.
(a)No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b)Any provisions hereof may be waived (or the time for performance extended) by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
10.4Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
10.5Applicable Law; Jurisdiction; Waiver of Jury Trial.
(a)This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, New Castle County, or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 10.5; (iii) waives any objection to laying venue in any such action or proceeding in such courts; (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (v) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.7 of this Agreement. Nothing in this Section 10.5, however, shall affect the right of any Person to serve legal process in any other manner permitted by law.
(b)EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (i) ARISING UNDER THIS AGREEMENT OR (ii) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.
10.6Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.
10.7Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. New York time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:
if to Parent or Merger Sub:
245 First Street, Suite 1800
Cambridge, MA

Attention: Chief Executive Officer
Email: *****@*****.com
with a copy to (which shall not constitute notice):
Hogan Lovells US LLP
1735 Market St, 23rd Floor
Philadelphia, PA 19103
Attention: Steve Abrams; Jessica A. Bisignano
Email: *****@*****.com; *****@*****.com
if to the Company:

3675 Market Street, Suite 200
Philadelphia, Pennsylvania 19104
Attention: President and Chief Executive Officer
Email: *****@*****.com
with a copy to (which shall not constitute notice):

Wilmer Cutler Pickering Hale and Dorr LLP
7 World Trade Center
250 Greenwich Street
New York, NY 10007
Attention: Brian A. Johnson; Hal Leibowitz; Christopher Barnstable-Brown
Email: *****@*****.com; *****@*****.com; *****@*****.com

10.8Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
10.9Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Contemplated Transactions) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance or other equitable relief is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
10.10No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.6) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
10.11Construction.
(a)References to “cash,” “dollars” or “$” are to U.S. dollars.
(b)For purposes of this Agreement, whenever the context requires: (i) the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; (ii) the feminine gender shall include the masculine and neuter genders; and (iii) the neuter gender shall include masculine and feminine genders.
(c)The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
(d)As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
(e)As used in this Agreement, the words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and variations thereof refer to this Agreement as a whole and not to any particular provision of this Agreement.
(f)As used in this Agreement, the words “date hereof” refers to the date set forth in the initial caption of this Agreement.
(g)As used in this Agreement, the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extended, and such phrase does not simply mean “if”.
(h)Except as otherwise indicated, all references in this Agreement to an “Article,” “Section,” “Recital,” “preamble,” “Annex,” “Exhibit” and “Schedule” are intended to refer to an Article, Section, Recital or preamble of, or an Annex, Exhibit or Schedule to, this Agreement, respectively.
(i)Any reference to a Person is also to its permitted successors and assigns.

(j)Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.
(k)Any reference to a communication by a regulatory agency include a communication by the staff of such regulatory agency.
(l)The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
(m)The Parties agree that each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall only qualify other sections and subsections in this Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Company Material Adverse Effect or a Parent Material Adverse Effect or is outside the Ordinary Course of Business.
(n)Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (New York time) on the date that is one Business Days prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.
(o)Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.
(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.
SESEN BIO, INC.

By:     /s/ Thomas R. Cannell, D.V.M.
Name:    Thomas R. Cannell, D.V.M.
Title:    President & Chief Executive Officer

SEAHAWK MERGER SUB, INC.

By:     /s/ Mark Sullivan
Name:    Mark Sullivan
Title:    President, Secretary & Treasurer

CARISMA THERAPEUTICS INC.

By:     /s/ Steven Kelly
Name:    Steven Kelly
Title:    Chief Executive Officer
[Signature Page to Agreement and Plan of Merger and Reorganization]

EXHIBIT A

CERTAIN DEFINITIONS

(a) For purposes of this Agreement (including this Exhibit A):

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company or any of its Affiliates, on the one hand, or Parent or any of its Affiliates, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal, other than (i) with respect to Parent, solely with respect to the Asset Dispositions and (ii) with respect to the Company, solely with respect to the Pre-Closing Financing.
“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party, other than (i) with respect to Parent, solely with respect to an Asset Disposition and (ii) with respect to the Company, solely with respect to the Pre-Closing Financing.
“Acquisition Transaction” means any transaction or series of related transactions (other than the Asset Dispositions) involving:
(i)    any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (A) in which a Party is a constituent Entity; (B) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (C) in which a Party or any of its Subsidiaries issues securities representing more than 15% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided, however, that in the case of the Company, to the extent the Pre-Closing Financing is effected in accordance with the terms and conditions of this Agreement, the Pre-Closing Financing shall not constitute an Acquisition Transaction; or
(ii)    any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.
“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.

“Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign anti-trust laws and all other applicable Laws issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.
“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Associate” means any current or former employee, independent contractor, officer or director of the Company or its Subsidiaries.
“Company Board” means the board of directors of the Company.
“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.
“Company Capitalization Representations” means the representations and warranties of the Company set forth in the first sentence of Sections 2.6(a) and in Section 2.6(d).
“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.
“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party; (b) by which the Company or any of its Subsidiaries or any Company IP or any other asset of the Company or its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.
“Company Convertible Note” means the outstanding note convertible described in Section 2.6(a) of the Company Disclosure Schedule.
“Company ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with the Company or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.
“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1(a) and 2.1(b) (Due Organization; Subsidiaries), 2.3 (Authority; Binding Nature of Agreement), 2.4 (Vote Required), 2.5(a) (Non-Contravention) and 2.20 (No Financial Advisors).

“Company IP” means all Intellectual Property Rights that are owned or purported to be owned by, assigned to, or exclusively licensed by, the Company or its Subsidiaries that are necessary for or used in the operation of the business of the Company or its Subsidiaries.
“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions; (b) general business, economic or political conditions or conditions generally affecting the industry in which the Company and its Subsidiaries operate; (c) hurricane, flood, tornado, earthquake or other natural disaster, changes in weather conditions, epidemic, plague, pandemic (including COVID-19) or any other outbreak of illness or other public health event or any other force majeure event, whether or not cause by any Person, or any national or international calamity or crises, or any law, regulation, statute, directive, pronouncement or guideline issued by a Governmental Body, the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such law, regulation, statute, directive, pronouncement or guideline or interpretation thereof or any worsening of such conditions; (d) any COVID-19 Measures or COVID-19 Responses; (e) any acts, threats or escalations of war, armed hostilities or terrorism anywhere in the world or any governmental or other response or reaction to any of the foregoing; (f) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP); (g) with respect to any product or product candidate of the Company or any of its Subsidiaries, the request of the FDA to refile, amend, or temporarily delay making any regulatory application or filing related to such product or product candidate or the protocol for any clinical trial relating to such product or product candidate (provided that this clause (g) shall not apply in the event of repeated or continued adverse decisions with respect to the Company’s product or product candidates by the FDA); or (h) resulting from the taking of any action, or the failure to take any action, by the Company that is expressly required to be taken by this Agreement; provided, however, that, in the case of clauses (b), (c), (d), (e) and (f), solely to the extent the impact on the Company and its Subsidiaries, taken as a whole, is disproportionately adverse compared to the impact on similarly situated companies operating in the industries in which the Company and its Subsidiaries operate, the incrementally disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.
“Company Options” means options or other rights to purchase shares of Company Common Stock issued by the Company.
“Company Plan” means the 2017 Stock Incentive Plan, as amended from time to time.
“Company Preferred Stock” means, collectively, the Company Series A Preferred Stock, Company Special Voting Preferred Stock, Company Series B Preferred Stock and the Company Series B Special Voting Preferred Stock.

“Company Series A Preferred Stock” means the Series A Preferred Stock, $0.0001 par value per share, of the Company.
“Company Series B Preferred Stock” means the Series B Preferred Stock, $0.0001 par value per share, of the Company.
“Company Series B Special Voting Preferred Stock” means the Series B Special Voting Preferred Stock, $0.0001 par value per share, of the Company.
“Company Special Voting Preferred Stock” means the Special Voting Preferred Stock, $0.0001 par value per share, of the Company.
“Company Transaction Expenses” means, as of the applicable time of determination and without duplication, the sum of (a) the cash cost of any accrued and unpaid retention payments or other bonuses, as well as any change of control payments or severance, termination or similar payments that are due or become due to any current or former employee, director or independent contractor of the Company or any of its Subsidiaries at or prior to the Effective Time or otherwise in connection with the Merger or the Contemplated Transactions, and (b) subject to Section 9.3, all costs, fees and expenses incurred by the Company or its Subsidiaries at or prior to the Effective Time in connection with the negotiation, preparation and execution of this Agreement or any agreements, documents, certificate, opinions or other items contemplated hereby and the consummation of the Merger or the Contemplated Transactions and that are unpaid as of the Effective Time, including brokerage fees and commissions, finder’s fees, legal fees or financial advisory fees payable or otherwise incurred by such person at or prior to the Effective Time.
“Company Triggering Event” shall be deemed to have occurred if: (a) the Company shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) the Company shall have entered into any letter of intent or similar document relating to any Acquisition Proposal.
“Company Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries for the period ended June 30, 2022 provided to Parent prior to the date hereof.
“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of June 25, 2022, between the Company and Parent.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contemplated Transactions” means the Merger, the Nasdaq Reverse Split, and the other transactions and actions contemplated by this Agreement, including the CVR Agreement.
“Contract” means, with respect to any Person, any written or oral agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.
“Conversion” means the conversion of the Company Convertible Note for shares of Parent Common Stock pursuant to the Convertible Note Conversion Agreement.
“Convertible Note Conversion Agreement” means that certain Conversion Agreement, dated as of September 20, 2022, by and between the Company and the holder of the Company Convertible Note.
“COVID-19” means SARS-CoV-2 or the COVID-19 virus, and any evolutions or mutations thereof and any related or associated epidemics, pandemics or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other law, regulation, rule, order, directive, guideline or recommendation of any Governmental Body or industry group in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act.
“COVID-19 Responses” means any action or inaction, including the establishment of any policy, procedure or protocol, by a Party or any of its Subsidiaries that such Party or any of its Subsidiaries determines in its reasonable discretion is necessary, advisable or prudent in connection with (a) mitigating the adverse effects of COVID-19 or applicable COVID-19 Measures, (b) ensuring compliance by such Party or any of its Subsidiaries with COVID-19 Measures applicable to any of them and/or (c) in respect of COVID-19, protecting the health and safety of employees or other persons with whom such Party or any of its Subsidiaries and their personnel come into contact with during the course of business operations.
“DGCL” means the General Corporation Law of the State of Delaware.
“Effect” means any effect, change, event, circumstance, or development.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, exclusive license, easement, adverse title or similar restriction or encumbrance of any nature.
“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.
“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
“Equity Plan Amendments” means (a) an amendment to the Sesen Bio, Inc. 2014 Stock Incentive Plan to provide for (i) such number of shares of common stock of Parent as mutually agreed by Parent and the Company (such agreement not to be unreasonably withheld, conditioned or delayed), not to exceed 9.5% on a fully diluted basis to be available for grant or issuance thereunder, as calculated to be as of immediately following the Closing, (ii) an extension of the term of the Sesen Bio, Inc. 2014 Incentive Plan up to, in the Company’s discretion, the 10th anniversary of the effectiveness of the Equity Plan Amendments and (iii) any other amendments deemed necessary and advisable by the Company, and (b) an amendment to the Parent ESPP to provide for such number of shares of common stock of Parent equal to one percent (1.0%) on a fully diluted basis to be available for purchase thereunder, as calculated to be as of immediately following the Closing.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” means, subject to Section 1.5(h), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:
•“Aggregate Valuation” means the sum of (i) the Company Valuation, plus (ii) the Parent Valuation.
•“Company Allocation Percentage” means the quotient (expressed as a percentage with the percentage rounded to four decimal places) determined by dividing (i) the Company Valuation by (ii) the Aggregate Valuation.
•“Company Merger Shares” means the product of (i) the Post-Closing Parent Shares multiplied by (ii) the Company Allocation Percentage.
•“Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis and assuming, without limitation or duplication, (i) the exercise of all Company Options outstanding as of immediately prior to the Effective Time, (ii) the closing of the Pre-Closing Financing, and (iii) the issuance of shares of Company Common Stock issuable in respect of all other outstanding options, restricted stock awards, warrants or rights to receive such shares, whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger. Company Outstanding Shares shall also include all shares of the Company issued in the Pre-Closing Financing prior to the Effective Time and excludes any shares to be issued upon the conversion of the Company Convertible Note.

•“Company Valuation” means (i) $196,000,000, plus (ii) the amount of gross proceeds from the Pre-Closing Financing prior to the Effective Time.
•“Parent Allocation Percentage” means the quotient (expressed as a percentage, with the percentage rounded to four decimal places) determined by dividing (i) the Parent Valuation by (ii) the Aggregate Valuation.
•“Parent Outstanding Shares” means the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as converted to Parent Common Stock basis, assuming, without limitation or duplication, the issuance of shares of Parent Common Stock in respect of all Parent Options, Parent RSUs, Parent Warrants and other outstanding options, warrants or rights to receive such shares, in each case, outstanding as of immediately prior to the Effective Time.
•“Parent Valuation” means $140,000,000, minus the amount by which Final Net Cash as determined in accordance with Section 1.11 is less than $125,000,000 (if any), and plus the amount by which Final Net Cash as determined in accordance with Section 1.11 is greater than $125,000,000.
•“Post-Closing Parent Shares” means the quotient determined by dividing (i) the Parent Outstanding Shares by (ii) the Parent Allocation Percentage.
An example of the calculation of the Exchange Ratio and its components is set forth on Exhibit H for illustrative purposes only.
“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.
“Governmental Authorization” means any: (a) permit, license, certificate, certification, franchise, permission, approval, exemption, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.
“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (d) self-regulatory organization (including Nasdaq).
“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Intellectual Property Rights” means and includes all intellectual property or other proprietary rights under the laws of any jurisdiction in the world, including, without limitation: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any and all goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; and (e) other similar proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, statutory invention registrations, provisionals, continuations, continuations-in-part, provisionals, divisions, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for past, present or future infringement of any of the foregoing.
“Investor Agreements” means each stockholders agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between the Company and any holders of Company Common Stock, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights.
“IRS” means the United States Internal Revenue Service.
“Key Employee” means, with respect to the Company or Parent, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the chief executive officer or chief accounting officer of such party.
“Knowledge” means, with respect to the Company or the Parent, that an individual identified on Schedule A of the Company Disclosure Schedule or Schedule A of the Parent Disclosure Schedule, as applicable, was actually aware on the date of this Agreement of the relevant fact.
“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
“Material Continuing Obligation” shall mean (a) any non-competition obligation affecting any of the assets or business of the Company as they exist as of the date of this Agreement, or (b) any Liability or other obligation which would require Parent, Company or any of their respective Subsidiaries, to, after the Effective Time, make any cash payment or expenditure in excess of $250,000, which would not be offset by the receipt of a future payment or contingent consideration.
“Merger Sub Board” means the board of directors of Merger Sub.
“Nasdaq” means the Nasdaq Stock Market, LLC, including the Nasdaq Capital Market or such other Nasdaq market on which shares of Parent Common Stock are then listed.
“Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio as mutually agreed to by Parent and the Company that is effected by Parent for the purpose of maintaining compliance with Nasdaq listing standards.
“Net Cash” means, as of any applicable time of determination and without duplication, (A) the sum of (i) cash and cash equivalents, marketable securities and other short-term investments of Parent and its Subsidiaries, (ii) accounts receivable (including any Tax refund claims pending as of the date of this Agreement), deposits and interest, (iii) deposits, prepaid expenses and other prepaid assets which are reflected on the most recent balance sheet and do not constitute restricted cash of Parent and its Subsidiaries, and (iv) 50% of the cost of settling any Transaction Litigation to the extent actually paid in cash by Parent prior to the Closing Date, minus (B) the sum of (1) any unpaid Parent Transaction Expenses, (2) any unpaid indebtedness of Parent and/or its Subsidiaries outstanding as of the Closing Date, (3) any accounts payable, accrued expenses or short or long term liabilities that are or will become payable in cash, including any such accounts payable, accrued expenses or short or long term liabilities under any Parent Contracts which were in effect prior to the Effective Time or associated with the termination of any Parent Contracts which were in effect prior to the Effective Time, or the termination before, at or after the Effective Time, of all current or former employees of Parent and its Subsidiaries (even if the applicable expenses or amounts are due and payable after the Effective Time) pursuant to Section 5.20(a) (including, for clarity, any amounts in respect of the matters set forth on Schedule N if reasonably estimable by Parent in good faith), (4) any unpaid employer portion of payroll or employment Taxes incurred in connection with the grant, exercise, conversion, settlement or cancellation of Parent RSUs, Parent Options, equity compensation and other change in control or severance payments (including bonuses payable) to be paid pursuant to Section 5.20(a) or CVRs issued to holders of Parent RSUs or Parent Options or otherwise as compensation (either incurred prior to or at the time of the Merger, and for the avoidance of doubt, not calculated as of the close of business on the Business Day prior to the Closing Date) in each case with respect to this clause (4), incurred in connection with the Merger by Parent at or prior to the Effective Time (even if payable after the Effective Time), (5) any pre-payment, termination, “end of term” or similar fee or charge payable to any lender in connection with the repayment of indebtedness by Parent at or prior to the Effective Time, (6) the amount of any cash dividend declared (or to be declared) but not yet paid as part of the Pre-Closing Dividend, (7) to the extent unpaid at Closing, the cost and/or premium of the D&O Tail Policy, and (8) to the extent unpaid at Closing, (A) the cost of settling any Legal Proceeding or other dispute existing as of the date of this Agreement, as well as the unpaid deductible amount under the Parent’s insurance reasonably expected to be payable in connection with Legal Proceedings existing as of the date of this Agreement, and (B) if reasonably estimable by Parent in good faith as of the Closing Date, 50% of the cost of settling any Transaction Litigation. Each component of Net Cash, to the extent applicable, shall be determined in accordance with GAAP, applied on a basis consistent with the application of GAAP in the preparation of Parent’s most recent audited or reviewed financial statements. Net Cash shall be calculated excluding the effects of any payments or liabilities (including attorney’s fees and settlement costs) in respect of Dissenting Shares or any Transaction Litigation (other than as set forth in clause (8)(B)) and any payments which become due and payable after the Effective Time, if any, under that certain Share Purchase Agreement, dated September 20, 2016, by and among Eleven Biotherapeutics, Inc., Viventia Bio Inc. and the other parties thereto. Net Cash shall be increased as necessary to account for any payments made by Parent to cover expenses or fees that are required to be shared pursuant to Section 9.3(a). A sample calculation of Net Cash and its components is set forth on Exhibit E for illustrative purposes only.
“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its normal operations and consistent in all material respects with its past practices, taking into account any acts or omissions that have been or may be taken to comply with COVID-19 Measures or in good faith response to the COVID-19 pandemic, or otherwise to the extent necessary to avoid, mitigate or remediate a material adverse effect on the Company, Parent or any of their respective Subsidiaries or their respective businesses as may result from the COVID-19 pandemic, and subject to any reasonable changes required to address any then current facts and circumstances (including requirements to comply with applicable Law and guidelines and to reasonably preserve the health and safety of current employees and other service providers of the Company, Parent or any of their respective Subsidiaries); provided, that any actions taken or not taken by the Company, Parent and any of their respective Subsidiaries reasonably and in good faith to respond to any other extraordinary event that was not reasonably foreseeable as of the date of this Agreement and occurring after the date of this Agreement that is outside of the control of the Company, Parent or their respective Affiliates, as applicable, shall be deemed to have been taken or not taken, as applicable, in the “Ordinary Court of Business.”
“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Parent Associate” means any current or former employee, independent contractor, officer or director of Parent or any of its Subsidiaries.
“Parent Balance Sheet” means the unaudited balance sheet of Parent as of June 30, 2022 (the “Parent Balance Sheet Date”), included in Parent’s Report on Form 10-Q for the quarterly period ended June 30, 2022, as filed with the SEC.

“Parent Board” means the board of directors of Parent.
“Parent Capitalization Representations” means the representations and warranties of Parent and Merger Sub set forth in the first sentence of Sections 3.6(a) and 3.6(d).
“Parent Common Stock” means the common stock, $0.001 par value per share, of Parent.
“Parent Contract” means any Contract: (a) to which Parent or any of its Subsidiaries is a party; (b) by which Parent, any of its Subsidiaries or any Parent IP or any other asset of Parent or any of its Subsidiaries is or may become bound or under which Parent or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which Parent or any of its Subsidiaries has or may acquire any right or interest.
“Parent ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with Parent or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.
“Parent ESPP” means the Sesen Bio, Inc. 2014 Employee Stock Purchase Plan, as amended from time to time.
“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.1 (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Vote Required), 3.5(a) (Non-Contravention) and 3.20 (No Financial Advisors).
“Parent IP” means all Intellectual Property Rights that are owned or purported to be owned by, assigned to, or exclusively licensed by, Parent or its Subsidiaries that are necessary for or used in the operation of the business of Parent and its Subsidiaries as presently conducted.
“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Parent Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions; (b) general business, economic or political conditions or conditions generally affecting the industry in which Parent and its Subsidiaries operate; (c) hurricane, flood, tornado, earthquake or other natural disaster, changes in weather conditions, epidemic, plague, pandemic (including COVID-19) or any other outbreak of illness or other public health event or any other force majeure event, whether or not caused by any Person, or an national or international calamity or crises, or any law, regulation, statute, directive, pronouncement or guideline issued by a Governmental Body, the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such law, regulation, statute, directive, pronouncement or guideline or interpretation thereof or any worsening of such conditions; (d) any COVID-19 Measures or COVID-19 Responses; (e) any acts, threats or escalations of war, armed hostilities or terrorism anywhere in the world or any governmental or other response or reaction to any of the foregoing; (f) changes in the trading price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), or the suspension of trading in or delisting of Parent’s securities on Nasdaq; (g) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP); (h) with respect to any product or product candidate of Parent or any of its Subsidiaries, the request of the FDA to refile, amend, or temporarily delay making any regulatory application or filing related to such product or product candidate or the protocol for any clinical trial relating to such product or product candidate (provided that this clause (h) shall not apply in the event of repeated or continued adverse decisions with respect to Parent’s product or product candidates by the FDA); or (i) resulting from the taking of any action or the failure to take any action, by Parent that is expressly required to be taken by this Agreement; provided, however, that, in the case of clauses (b), (c), (d), (e), and (h), solely to the extent the impact on Parent and its Subsidiaries, taken as a whole, is disproportionately adverse compared to the impact on similarly situated companies operating in the industries in which Parent and its Subsidiaries operate, the incrementally disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect.
“Parent Options” means options or other rights to purchase shares of Parent Common Stock issued by Parent other than Parent Warrants.
“Parent RSUs” means restricted stock units issued by Parent, whether time-based or performance based vesting.
“Parent Stock Plans” means the Sesen Bio, Inc. 2014 Stock Incentive Plan and the Sesen Bio, Inc. 2009 Stock Incentive Plan, in each case, as amended from time to time.
“Parent Transaction Expenses” means as of the applicable time of determination and without duplication, the sum of (a) the cash cost of any accrued and unpaid retention payments or other bonuses, as well as any change of control payments or severance, termination or similar payments that are due or become due to any current or former employee, director or independent contractor of Parent or any of its Subsidiaries at or prior to the Effective Time otherwise in connection with the Merger or the Contemplated Transactions (and, for the avoidance of doubt, shall exclude any payments under arrangements entered into by Parent after the Effective Time), and (b) subject to Section 9.3, all costs, fees and expenses incurred by Parent or its Subsidiaries at or prior to the Effective Time in connection with the negotiation, preparation and execution of this Agreement or any agreements, documents, certificate, opinions or other items contemplated hereby and the consummation of the Merger or the Contemplated Transactions and that are unpaid as of the Effective Time, including brokerage fees and commissions, finder’s fees, legal fees or financial advisory fees payable or otherwise incurred by such person at or prior to the Effective Time.
“Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement/Prospectus the Parent Board Recommendation or shall have made a Parent Board Adverse Recommendation Change; (b) the Parent Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) Parent shall have entered into any letter of intent or similar document relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4).
“Parent Warrants” means the warrants to purchase capital stock of Parent listed in Section B of the Parent Disclosure Schedule.
“Party” or “Parties” means the Company, Merger Sub and Parent.
“Permitted Encumbrance” means: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and, in each case, for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Parent Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the use thereof or the operations of the Company or any of its Subsidiaries or Parent, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law in the Ordinary Course of Business; (e) non-exclusive licenses of Intellectual Property Rights granted by the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property Rights subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.
“Person” means any individual, Entity or Governmental Body.
“Potentially Transferable Assets” means the non-cash assets of Parent existing as of the date of this Agreement.
“Pre-Closing Financing” means an acquisition of capital stock of the Company to be consummated immediately prior to the Closing pursuant to the Subscription Agreements.
“Proxy Statement/Prospectus” means the proxy statement/prospectus, which shall be included in the Registration Statement, to be sent to Parent’s stockholders in connection with the Parent Stockholders’ Meeting.
“Registration Statement” means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register Parent Common Stock) to be filed with the SEC by Parent registering the public offering and sale of Parent Common Stock to holders of Company Capital Stock and the Company Convertible Note in the Merger or the Conversion, as applicable, as may be amended prior to the time it is declared effective by the SEC.
“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Subscription Agreement” means any stock purchase agreement, as well as related investment agreements, entered into among the Company and the Person(s) named therein, pursuant to which such Persons have agreed to purchase immediately prior to the Effective Time the number of shares of capital stock of the Company set forth therein in connection with the Pre-Closing Financing.
“Subsequent Transaction” means any Acquisition Transaction (with all references to 15% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).
“Subsidiary” means, with respect to a Person, another entity of which such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.
“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 15% in the definition of Acquisition Transaction being treated as references to 70% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof, the financing terms thereof, any termination or break-up fees and conditions to consummation), as well as any written offer by the other Party this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable to Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions; (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party); and (d) is reasonably capable of being completed on the terms proposed without unreasonable delay.
“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.
“Tax” means any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges in the nature of a tax, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.
“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local plant closing mass layoff statute, rule or regulation.
(b)    Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Firm	1.11(e)
Agreement	Preamble
Allocation Certificate	5.16(a)
Anti-Bribery Laws	2.22
Anticipated Closing Date	1.11(a)
Asset Disposition	4.7(a)
Asset Dispositions	4.7(a)
Book-Entry Shares	1.6
Business Associate Agreements	2.14(h)
Cash Determination Time	1.11(a)
Certificate of Merger	1.3
Certifications	3.7(a)
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Benefit Plan	2.17(a)
Company Board Adverse Recommendation Change	5.3(b)
Company Board Recommendation	5.3(b)
Company Convertible Note	2.6(a)
Company Designees	5.12
Company Disclosure Schedule	Section 2
Company Financial Statements	2.7(a)

Company In-bound License	2.12(d)
Company Lock-Up Agreement	Recitals
Company Material Contract	2.13(a)
Company Material Contracts	2.13(a)
Company Out-bound License	2.12(d)
Company Permits	2.14(c)
Company Real Estate Leases	2.11
Company Registered IP	2.12(a)
Company Signatories	Recitals
Company Stock Certificate	1.6
Company Stockholder Matters	5.3(a)
Company Stockholder Support Agreement	Recitals
Company Stockholder Written Consent	2.4
Company Termination Fee	9.3(b)
CVR	5.21
CVR Agreement	5.21
D&O Indemnified Parties	5.6(a)
D&O Tail Policy	5.6(d)
Delivery Date	1.11(a)
Dispute Notice	1.11(b)
Dissenting Shares	1.8(a)
Drug Regulatory Agency	2.14(a)
Effective Time	1.3
End Date	9.1(b)
Exchange Agent	1.7(a)
Exchange Fund	1.7(a)
FDA	2.14(a)
FDCA	2.14(a)
Final Net Cash	1.11(c)
GCP	2.14(e)
GLP	2.14(e)
HIPAA	2.14(h)
Intended Tax Treatment	5.10(a)
Liability	2.9
LoT	1.7(b)

Merger	Recitals
Merger Consideration	1.5(a)(ii)
Merger Sub	Preamble
Nasdaq Listing Application	5.9
Net Cash Calculation	1.11(a)
Net Cash Schedule	1.11(a)
Notice Period	5.3(c)
Parent	Preamble
Parent Benefit Plan	3.17(a)
Parent Board Adverse Recommendation Change	5.4(c)
Parent Board Recommendation	5.4(c)
Parent Designees	5.12
Parent Disclosure Schedule	Section 3
Parent In-bound License	3.12(d)
Parent Lock-Up Agreement	Recitals
Parent Material Contract	3.13(a)
Parent Material Contracts	3.13(a)
Parent Out-bound License	3.12(d)
Parent Permits	3.14(c)
Parent Real Estate Leases	3.11
Parent Registered IP	3.12(a)
Parent SEC Documents	3.7(a)
Parent Signatories	Recitals
Parent Stockholder Matters	5.4(a)(iii)
Parent Stockholder Support Agreement	Recitals
Parent Stockholders’ Meeting	5.4(a)(iii)
Parent Termination Fee	9.3(c)
PHSA	2.14(a)
Pre-Closing Dividend	5.21
Pre-Closing Period	4.1(a)
Required Company Stockholder Vote	2.4
Required Parent Stockholder Vote	3.4
Response Date	1.11(b)
Sale Agreement	4.7(b)
Sensitive Data	2.12(g)

Surviving Corporation	1.1
Terminated Parent Associate	5.20(a)
Transaction Litigation	5.19

EXHIBIT B-1
Form of Company Stockholder Support Agreement

EXHIBIT B-2
Form of Parent Stockholder Support Agreement

EXHIBIT C-1
Form of Company Lock-Up Agreement

EXHIBIT C-2
Form of Parent Lock-Up Agreement

EXHIBIT D

Form of CVR Agreement

EXHIBIT E

Net Cash Illustrative Calculations

EXHIBIT F
Form of Certificate of Merger

EXHIBIT G
Form of Company Stockholder Written Consent

EXHIBIT H
Exchange Ratio Calculation

Schedule 5.7

Additional Agreements

None.

Schedule 5.12

Post-Closing Directors and Officers of Parent and the Surviving Corporation

Schedule N